Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of HEXO Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of HEXO Corp. and its subsidiaries (together, the Company) as of July 31, 2020 and the related consolidated statements of net loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2020 and its financial performance and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited the revision to the classification of the term loan as at July 31, 2019 as described in note 37. In our opinion, such revision is appropriate and has been properly applied. We were not engaged to audit, review, or apply any procedures to the 2019 consolidated financial statements of the Company other than with respect to the revision and, accordingly, we do not express an opinion or any other form of assurance on the 2019 consolidated financial statements taken as a whole.

Change in Accounting Principle

As discussed in note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2020 due to the adoption of IFRS 16, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and

PricewaterhouseCoopers LLP

99 Bank Street, Suite 710, Ottawa, Ontario, Canada K1P 1E4
T: +1 613 237 3702, F: +1 613 237 3963

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Chartered Professional Accountants, Licensed Public Accountants

Ottawa, Ontario, Canada

October 29, 2020

We have served as the Company’s auditor since 2020.

Independent Auditor's Report

To the Shareholders of HEXO Corp.:

Opinion

We have audited, before the effects of the revision to the classification of the term loan as at July 31, 2019 as described in Note 37 to the consolidated financial statements, the consolidated financial statements of HEXO Corp. and its subsidiaries (the "Company"), which comprise the consolidated statement of financial position as at July 31, 2019, and the consolidated statements of net loss and comprehensive loss, changes in shareholders' equity and cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements, before the effects of the revision to the classification of the term loan as at July 31, 2019 as described in Note 37 to the consolidated financial statements, present fairly, in all material respects, the consolidated financial position of the Company as at July 31, 2019, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises:

∙ Management’s Discussion and Analysis

∙ The information, other than the consolidated financial statements and our auditor’s report thereon, in the Annual Report

∙ The information, other than the consolidated financial statements and our auditor’s report thereon, in the Annual Report on Form 40-F.

Our opinion on consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis, the Annual Report, and the Annual Report on Form 40-F prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

∙ Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

∙ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

∙ Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

∙ Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

∙ Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

∙ Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Company audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Ottawa, Canada	Chartered Professional Accountants
December 31, 2019	Licensed Public Accountants

HEXO Corp. 2020 Consolidated Financial Statements

Consolidated Statements of Financial Position

(thousands of Canadian Dollars)

As at	Note	July 31, 2020	July 31, 2019 (Revised - Note 37)
Assets
Current assets
Cash and cash equivalents	4	$184,173	$113,568
Restricted funds	5	8,261	22,350
Short-term investments	4	-	25,937
Trade receivables	24	19,426	19,693
Commodity taxes recoverable and other receivables	6	16,733	15,247
Convertible debentures receivable	7	-	13,354
Prepaid expenses - current		4,606	10,762
Inventory	8	64,933	83,854
Biological assets	9	7,571	7,371
		305,703	312,136

Non-current assets
Property, plant and equipment	12	285,366	258,793
Intangible assets	13	16,008	127,282
Investment in associate and joint ventures	10	76,306	52,849
Lease receivable	6	3,865	-
License and prepaid royalty - HIP		1,020	1,409
Prepaid expenses		1,392	-
Long-term investments	11	3,209	14,277
Goodwill	15	-	111,877
		692,869	878,623
Liabilities
Current liabilities
Accounts payable and accrued liabilities		32,451	45,581
Excise taxes payable		7,121	3,494
Warrant liabilities	16	3,450	493
Lease liability - current	18	4,772	-
Term loan - current	19,37	29,930	33,374
Onerous contract	28	4,763	-
		82,487	82,942
Non-current liabilities
Term loan	19	26,861	30,257
Deferred rent liability		-	946
Deferred tax liability	35	-	6,023
Lease liability	18	24,344	-
Convertible debentures	17	28,969	-
Other long-term liabilities		393	-
		136,193	89,911
Shareholders' equity
Share capital	20	1,023,788	799,706
Share-based payment reserve	22	65,746	40,315
Warrant reserve	21	95,617	60,433
Contributed surplus	21,22	27,377	-
Accumulated deficit		(659,231)	(112,742)
Non-controlling interest	30	3,379	1,000
		556,676	788,712
		$692,869	$878,623

  Commitments and contingencies (Note 28)

Approved by the Board of Directors

/s/  Jason Ewart, Director

/s/  Michael Munzar, Director

The accompanying notes are an integral part of these consolidated financial statements.

1

HEXO Corp. 2020 Consolidated Financial Statements

Consolidated Statements of Net Loss and Comprehensive Loss
(thousands of Canadian Dollars, except per share data)

	Note	July 31, 2020	July 31, 2019
Revenue from sale of goods	31	$110,149	$59,256
Excise taxes		(29,598)	(11,914)
Net revenue from sale of goods		80,551	47,342
Ancillary revenue		233	199
Net revenue		80,784	47,541

Cost of goods sold	8,25	127,205	45,532
Gross (loss)/profit before fair value adjustments		(46,421)	2,009

Realized fair value amounts on inventory sold	8	40,910	16,357
Unrealized gain on changes in fair value of biological assets	9	(29,356)	(38,856)
Gross (loss)/profit		$(57,975)	$24,508

Operating expenses
Selling, general and administrative	25	52,793	45,947
Marketing and promotion		12,474	31,191
Share-based compensation	22	25,790	28,008
Research and development		4,639	2,822
Depreciation of property, plant and equipment	12	6,072	1,747
Amortization of intangible assets	13	3,939	1,767
Restructuring costs	33	4,767	-
Impairment of property, plant and equipment	12	79,418	-
Impairment of intangible assets	13	108,189	-
Impairment of goodwill	15	111,877	-
Loss on onerous contract	28	4,763	-
Loss on disposal of property, plant and equipment	12	3,855	-
		$418,576	$111,482
Loss from operations		(476,551)	(86,974)

Revaluation of financial instruments gain/(loss)	16	6,533	(3,730)
Share of loss from investment in associate and joint ventures	10	(6,331)	(2,964)
Loss on induced conversion of debentures	17	(54,283)	-
(Realized loss)/unrealized gain on convertible debenture receivable	7	(4,806)	1,737
Unrealized loss on investments		(12,880)	(315)
Realized gain on investments		24	(215)
Foreign exchange gain/(loss)		1,392	(78)
Interest and financing expenses		(10,043)	(469)
Interest income		1,902	5,187
Other income		2,531	-
Loss and comprehensive loss attributable to shareholders before tax		$(552,512)	$(87,821)
Income tax recovery	35	6,023	18,213
Net loss and comprehensive loss		$(546,489)	$(69,608)

Comprehensive loss attributable to:
Shareholders of HEXO Corp.		(546,489)	(69,608)
Non-controlling interest		-	-
		$(546,489)	$(69,608)
Net loss per share, basic and diluted		$(1.77)	$(0.33)
Weighted average number of outstanding shares
Basic and diluted	24	309,504,695	212,740,552

The accompanying notes are an integral part of these consolidated financial statements.

2

HEXO Corp. 2020 Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders' Equity

(thousands of Canadian Dollars, except share data)

		Number of common	Share	Share-based payment	Warrant	Contributed	Non- controlling	Accumulated	Shareholders'
For the years ended	Note	shares	capital	reserve	reserves	surplus	interest	deficit	equity
Balance at July 31, 2018		193,629,116	$347,233	$6,139	$12,635	$-	$-	$(43,134)	$322,873
Issuance of common shares		8,855,000	57,558	-	-	-	-	-	57,558
Share issuance upon acquisition	14	35,394,041	322,439	-	-	-	-	-	322,439
Issuance fees		-	(3,827)	-	-	-	-	-	(3,827)
Replacement stock options	22	-	-	7,134	-	-	-	-	7,134
Replacement warrants	21	-	-	-	12,229	-	-	-	12,229
Issuance of warrants	21	-	-	-	42,386	-	-	-	42,386
Exercise of stock options	22	3,567,867	7,044	(2,751)	-	-	-	-	4,293
Exercise of warrants	21	13,619,202	61,350	-	(5,204)	-	-	-	56,146
Exercise of broker/finder warrants	21	1,916,527	7,909	-	(1,613)	-	-	-	6,296
Stock-based payments	22,25	-	-	29,793	-	-	-	-	29,793
Non-controlling interest	30	-	-	-	-	-	1,000	-	1,000
Net loss and comprehensive loss		-	-	-	-	-	-	(69,608)	(69,608)
Balance at July 31, 2019		256,981,753	$799,706	$40,315	$60,433	$-	$1,000	$(112,742)	$788,712
June 2020 at the market offering	20	32,942,479	33,263	-	-	-	-	-	33,263
May 2020 underwritten offering	20	63,940,000	43,495	-	10,998	-	-	-	54,493
April 2020 underwritten offering	20	59,800,000	22,928	-	20,182	-	-	-	43,110
Issuance of common shares - USD$20m registered offering	20	11,976,048	21,073	-	-	-	-	-	21,073
Issuance of common shares - USD$25m registered offering	20	14,970,062	25,229	-	-	-	-	-	25,229
$70m private placement unsecured convertible debentures	20	-	-	-	-	23,902	-	-	23,902
Early conversion of debentures	17, 20	37,325,000	72,005	-	13,354	(10,362)	-	-	74,997
Issuance fees		-	-	-	-	(27)	-	-	(27)
Exercise of stock options	22	116,532	223	(89)	-	-	-	-	134
Expiry of stock options	22	-	-	(5,983)	-	5,983	-	-	-
Exercise of warrants	21	4,413,874	5,866	-	(1,469)	-	-	-	4,397
Expiry of warrants	21	-	-	-	(7,881)	7,881	-	-	-
Equity-settled share-based payments	22,25	-	-	31,503	-	-	-	-	31,503
Non-controlling interest	30	-	-	-	-	-	2,379	-	2,379
Net loss and comprehensive loss		-	-	-	-	-	-	(546,489)	(546,489)
Balance at July 31, 2020		482,465,748	$1,023,788	$65,746	$95,617	$27,377	$3,379	$(659,231)	$556,676

The accompanying notes are an integral part of these consolidated financial statements.

3

HEXO Corp. 2020 Consolidated Financial Statements

Consolidated Statements of Cash Flows

(thousands of Canadian Dollars)

For the years ended	Note	July 31, 2020	July 31, 2019
Operating activities
Total net loss		$(546,489)	$(69,608)
Items not affecting cash	34	508,484	16,669
Changes in non-cash operating working capital items	34	(56,549)	(71,767)
Cash used in operating activities		(94,554)	(124,706)
Financing activities
Issuance of common shares	20	196,843	57,558
Issuance fees	20	(10,170)	(3,827)
Proceeds from the exercise of stock options	22	134	4,293
Proceeds from the exercise of warrants	21	4,291	56,075
Acquisition of term loan	19	-	32,778
Payments on term loan	19	(3,500)	-
Debt interest payments		(1,849)
Lease payments	18	(4,341)	-
Issuance of unsecured convertible debentures	7	70,000	-
Interest paid on unsecured convertible debentures	7	(3,205)	-
Cash from financing activities		248,203	146,877
Investing activities
Settlement of short-term investments		25,420	119,810
Proceeds from sale of investments		7,871	-
Restricted cash		13,089	(22,350)
Proceeds from sale of property, plant and equipment	12	10,966	-
Acquisition of property, plant and equipment		(109,040)	(138,034)
Purchase of intangible assets		(856)	(3,010)
Investment in associate and joint ventures		(30,494)	(13,427)
Net cash acquired on business acquisition	14	-	49,366
Cash used in investing activities		(83,044)	(7,645)
Increase in cash and cash equivalents		70,605	14,526
Cash and cash equivalents, beginning of year		113,568	99,042
Cash and cash equivalents, end of year		$184,173	$113,568

Supplemental cashflow information in Note 34

The accompanying notes are an integral part of these consolidated financial statements.

4

HEXO Corp. 2020 Consolidated Financial Statements

Notes to the Consolidated Financial Statements

For the years ended July 31, 2020 and 2019

(expressed in thousands of Canadian Dollars, except share amounts or where otherwise stated)

1. Description of Business

HEXO Corp. (the "Company"), is a publicly traded corporation, incorporated in Ontario. HEXO is licensed to produce and sell cannabis and cannabis products under the Cannabis Act. Its head office is located at 3000 Solandt Road Ottawa, Canada. The Company's common shares are listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"), both under the trading symbol "HEXO".

COVID-19

In December 2019, a novel strain of coronavirus ("COVID-19") emerged in Wuhan, China. Since then, it has spread to most other countries and infections have been reported around the world. Canada confirmed its first case of COVID-19 on January 25, 2020 and its first death related to COVID-19 on March 9, 2020. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. These measures remain in effect as at July 31, 2020. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions. As of July 31, 2020, we have not observed material changes to our business as a direct result of the COVID-19 pandemic.

2. Basis of Preparation

Statement of Compliance

These consolidated financial statements have been prepared in compliance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") including IFRS Interpretations Committee ("IFRIC").

These consolidated financial statements were approved and authorized for issue by the Board of Directors on October 29, 2020.

Basis of Measurement

The consolidated financial statements have been prepared on an historical cost basis except for certain financial instruments and biological assets, which are carried at remeasured amounts or fair value, as detailed in the Company's accounting policies.

New and Amended Standards

The Company has applied IFRS 16 - Leases for the first time for the annual reporting period commencing August 1, 2019. Refer to Note 19 for details of the impact on adoption.

Certain new accounting standards and interpretations have been published that are not mandatory for the year ended July 31, 2020 and have not been early adopted by the Company. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Functional and Presentation Currency

The consolidated financial statements are presented in Canadian dollars. Each entity within the Company determines its own functional currency based on the primary economic environment in which it operates.

Basis of Consolidation

SUBSIDIARIES

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed, or have rights to, to the variable returns from its activities. The financial statements of subsidiaries are consolidated from the date that control commences until the date that control ceases. All intercompany transactions, balances, and unrealized gains and losses are eliminated upon consolidation.

Non-controlling interest ("NCI") represents the portion of equity ownership in subsidiaries not attributable to the Company's shareholders. NCI is initially measured as the proportionate share of its interest in the acquiree's identifiable net assets as at the date of acquisition and subsequently adjusted for the proportionate share of net earnings and other comprehensive income (loss) attributable to the NCI, as well as any dividends or distributions paid to the NCI. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of loss and comprehensive loss, statements of changes in equity and balance sheets respectively.

5

HEXO Corp. 2020 Consolidated Financial Statements

Principal Operating Subsidiaries	Jurisdiction	Interest Held	Principal Activity
HEXO Operations Inc.	Ontario, Canada	100%	To produce and sell cannabis and cannabis products under the Cannabis Act.

HEXO USA Inc.	Delaware, USA	100%	To facilitate expansion into the US market.

Keystone Isolation Technologies Inc. ("KIT'')	Ontario, Canada	60%

Intended to provide the Company with high quality extraction technology to facilitate an efficiently processed and consistent supply of CBD and THC to supply the Canadian and global market for cannabis derivatives

Neal Up Brands Inc.	Ontario, Canada	60%	To produce and sell cannabis and cannabis products under the Cannabis Act.

JOINT ARRANGEMENTS

Investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Company currently holds interests in joint ventures but has no interest in joint operations.

Joint ventures

Interests in joint ventures are accounted for using the equity method (see "Equity Method" below), after initially being recognized at cost in the consolidated balance sheet.

The following are the Company's joint ventures however, none are considered material to the Company:

Significant Joint Ventures	Jurisdiction	Interest Held	Principal Activity
HEXO MED A.E.	Athens, Greece	51%	Intended to serve as the Company's entry point into the European medical cannabis markets.

Belleville Complex Inc.	Ontario, Canada	25%	The venture was established to manage the property of Belleville facility.

Associates

Associates are all entities over which the Company has significant influence but not control or joint control. This is generally the case where the Company holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see "Equity Method" below), after initially being recognized at cost

The following associates are significant to the Company; however, only Truss Limited Partnership is considered material to the Company:

Significant Associates	Jurisdiction	Interest Held	Principal Activity
Truss Limited Partnership ("Truss LP")	Ontario, Canada	42.5%	To pursue opportunities to develop non-alcoholic, cannabis-infused beverages for the Canadian market following adult-use legalization.

Truss CBD USA LLC ("Truss CBD US")	Colorado, USA	42.5%	To explore opportunities for non-alcohol hemp-derived CBD beverages in the State of Colorado.

EQUITY METHOD

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Company's share of the post-acquisition profits or losses of the investee in profit or loss, and the Company's share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

Where the Company's share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Company and its associates and joint ventures are eliminated to the extent of the Company's interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Company.

6

HEXO Corp. 2020 Consolidated Financial Statements

The carrying amount of equity-accounted investments is tested for impairment in accordance with the policy described herein.

OPERATING SEGMENTS

An operating segment is a component of the Company for which discrete financial information is available and whose operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and that engages in business activities from which it may earn revenue and incur expenses. The Company only has one operating segment.

3. Significant Accounting Policies

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of cash and highly liquid investments that are readily convertibles into known amounts of cash with original maturities of three months or less.

RESTRICTED FUNDS

Restricted funds represent cash that is pledged as collateral or guarantees for certain of the Company's projects, obligations, and agreements.

SHORT TERM INVESTMENTS

Short term investments are comprised of liquid investments with maturities between 3 and 12 months. Short term investments are measured at amortized cost using the effective interest method, less loss allowance.

TRADE RECEIVABLES

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. Trade receivables are subsequently measured at amortized cost using the effective interest method, less loss allowance.

COMMODITY TAX RECOVERIES & OTHER RECEIVABLES

The Company measures commodity tax recoveries and other receivables at fair value fair value and subsequently measured at amortized cost, less any provisions for impairment.

BIOLOGICAL ASSETS

The Company measures biological assets consisting of cannabis plants using the income approach at fair value less costs to sell up to the point of harvest, which becomes the basis for the cost of related inventories after harvest. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest including labour related costs (including share based compensation), grow consumables, materials, utilities, facilities costs, depreciation, overhead, quality and testing costs. The identified capitalized direct and indirect costs of biological assets are subsequently recorded within the line item 'costs of goods sold' on the statement of loss and comprehensive loss in the period that the related product is sold. Unrealized gains or losses arising from changes in fair value less cost to sell during the period are included in the results of operations and presented on a separate line of statement of comprehensive loss of the related period.

INVENTORY

Inventory is valued at the lower of cost and net realizable value. Cost is determined using the weighted average method. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest, which becomes the initial deemed cost of the inventory. Any subsequent post-harvest costs are capitalized to inventory to the extent that cost is less than net realizable value. Subsequent costs include materials, overhead, depreciation, amortization, and labor related costs (including share-based compensation) involved in packaging and quality assurance. The identified capitalized direct and indirect costs related to inventory are subsequently recorded within 'cost of goods sold' on the statement of loss and comprehensive loss at the time the product is sold, with the exclusion of realized fair value amounts included in inventory sold which are recorded as a separate line within gross profit. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Packaging and supplies are initially valued at cost and subsequently at the lower of cost and net realizable value.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

Construction in progress is transferred to a depreciable asset class property, plant and equipment when the assets are available for use and depreciation of the assets commences at that point.

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HEXO Corp. 2020 Consolidated Financial Statements

Depreciation is provided using the following terms and methods:

Land	Not depreciated	No term
Buildings	Straight line	5 to 20 years
Leasehold improvements	Straight line	lease term
Furniture and equipment	Straight line	5 years
Cultivation and production equipment	Straight line	5 to 20 years
Vehicles	Straight line	5 years
Computers	Straight line	3 years
Construction in progress	Not depreciated	No term

An asset's residual value and useful life are reviewed at each reporting date and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in profit or loss.

FINITE LIFE INTANGIBLE ASSETS

Finite life intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the following terms:

Domain names	Straight line	10 years
Health Canada licenses	Straight line	20 years
Software	Straight line	3 to 5 years
Patents	Straight line	20 years

The estimated useful life is reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Research expenditure and development expenditure that do not meet the recognition criteria for intangible assets are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

INDEFINITE LIFE INTANGIBLE ASSETS

Indefinite intangible assets are deemed to have no foreseeable limit over which the asset is expected to generate net cash inflows. Following initial recognition, intangible assets with indefinite useful lives are carried at cost less any accumulated impairment losses and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The Company intends to utilize the brand indefinitely. The capitalized brand consists of the Company's premium Up brand, which was recognized upon the acquisition of Newstrike (Note 14).

Brand	Not amortized	Indefinite

GOODWILL

Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the Company's single operating segment.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

A CGU's recoverable amount is the higher of its fair value less costs of disposal ("FVLCD") and its value in use ("VIU"). In assessing the VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money to the Company and the risks specific to the asset. In determining FVLCD an appropriate valuation model is used. Where the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount. Any impairment loss is recorded in earnings and previously recognized impairment losses are reversed or partially reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount since the last impairment loss was recognized. In which case, the carrying amount of the asset is increased to its recoverable amount. The new carrying amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized.

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HEXO Corp. 2020 Consolidated Financial Statements

BUSINESS ACQUISITION

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

  fair values of the assets transferred
  liabilities incurred to the former owners of the acquired business equity interests issued by the Company
  fair value of any asset or liability resulting from a contingent consideration arrangement, and fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Company recognises any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest's proportionate share of the acquired entity's net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of the:

  consideration transferred,
  amount of any non-controlling interest in the acquired entity, and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognised directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value, with changes in fair value recognised in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit or loss.

NON-CURRENT ASSETS (OR DISPOSAL GROUPS) HELD FOR SALE

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights under insurance contracts, which are specifically exempt from this requirement.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

Non-current assets (including those part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Non-current assets classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities represent liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. Accounts payable and accrued liabilities are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

REVENUE RECOGNITION

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HEXO Corp. 2020 Consolidated Financial Statements

Revenue from the direct sale of cannabis to customers for a fixed price is recognized when the Company transfers the control of the good(s) to the customer upon delivery and acceptance by the customer. The Company recognizes revenue in an amount that reflects the consideration which the Company expects to receive taking into account the impact which may arise from any rights of return on sales, price concessions or similar obligations. Net revenue is presented net of taxes, estimated returns, allowances and discounts.

Canada Revenue Agency ("CRA") levies excise taxes on the sale of medical and adult-us cannabis products. The Company becomes liable for these excise duties when cannabis products are delivered to the customer. The excise taxes payable is the higher of (i) a flat-rate duty which is imposed when a cannabis product is packaged, and (ii) an advalorem duty that is imposed when a cannabis product is delivered to the customer.

Effective May 1, 2019, excise tax calculated on edible cannabis products, cannabis extracts and cannabis topicals will prospectively be calculated as a flat rate based on the quantity of total tetrahydrocannabinol (THC) contained in the final product. There were no changes in the legislation in calculating excise taxes for fresh cannabis, dried cannabis, seeds and plants. Net revenue from sale of goods, as presented on the consolidated statements of comprehensive (loss) income, represents revenue from the sale of goods less applicable excise taxes.

COST OF GOODS SOLD

Cost of goods sold includes cost of inventory expensed, packaging costs, shipping costs and related labor.

INCOME TAXES

The income tax expense or recovery for the period is the tax payable on the current period's taxable income, based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax expense or recovery is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

SHARE-BASED COMPENSATION

The Company has an employee stock option plan. The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company's estimate of equity instruments that will eventually vest. Forfeitures are adjusted for on an actual basis. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative expense reflects the revised estimate. For stock options granted to non-employees the compensation expense is measured at the fair value of goods and services received except where the fair value cannot be estimated, in which case it is measured at the fair value of the equity instruments granted. Consideration paid by employees or non-employees on the exercise of stock options is recorded as share capital and the related share-based compensation is transferred from share-based payment reserve to share capital.

RESTRICTED SHARE UNITS ("RSU's")

RSUs are cash or equity settled share-based payments granted to certain employees, directors and executives within the Company. RSUs are measured at their initial fair value on the date of the grant utilizing the Black-Scholes Merton model. The fair value of cash-settled RSUs is revalued at each period end and is recognized as share-based compensation expense over the vesting period with a corresponding adjustment to the liability. Upon the settlement of cash based RSUs, which are valued at the market value at the time of exercise, the related liability is transferred to share capital. The fair value of equity-settled RSUs are recognized in the share-based reserve at the grant date. Upon the settlement of equity-based payments, RSUs are settled in the form of common shares and the related share-based reserve is transferred to share capital.

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HEXO Corp. 2020 Consolidated Financial Statements

Amounts recorded for forfeited RSUs are transferred to the accumulated deficit in the year of forfeiture or expiry.

LOSS PER SHARE

Loss per common share represents loss for the period attributable to common shareholders divided by the weighted average number of common shares outstanding during the year. Diluted loss per common share is calculated by dividing the applicable loss for the year by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year. The calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

BORROWING COSTS

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in profit or loss in the period which they are incurred.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provision of the respective instrument.

The Company classifies its financial assets in the following measurement categories:

• those to be measured subsequently at fair value (either through OCI or through profit or loss), and • those to be measured at amortized cost.

The classification depends on the entity's business model for managing the financial assets and the contractual terms of the cash flows.

The Company has made the following classifications:

IFRS 9 Classification
Financial assets
Cash and cash equivalents	Amortized cost
Restricted funds	Amortized cost
Short-term investments	Amortized cost
Trade receivables	Amortized cost
Convertible debenture receivable	FVTPL
Long term investments	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	Amortized cost
Warrant liabilities	FVTPL
Deferred rent liability	Amortized cost
Convertible debentures	Amortized cost
Lease liabilities	Amortized cost
Term loan	Amortized cost

Fair Value Through Profit or Loss ("FVTPL") Financial Assets

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not solely payments of principal and interest ("SPPI") or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

Amortized Cost Financial Assets

Financial assets at amortized cost are non-derivative financial assets which are held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. An amortized cost financial asset is initially measured at fair value, including transaction costs and subsequently at amortized cost using the effective interest rate.

Impairment of Financial Assets

Financial assets, other than those classified at fair value through profit and loss, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

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HEXO Corp. 2020 Consolidated Financial Statements

Financial Liabilities and Other Financial Liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. Financial liabilities at FVTPL are stated at fair value, with changes being recognized through the consolidated statements of income. Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method.

Derivatives

Derivatives are initially measured at fair value in conjunction with the host contract; no bifurcation is performed, and any directly attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, the entire instrument, including the embedded derivative is measured at fair value and changes therein are recognised in profit or loss. The Company has a convertible loan receivable whereby the balance can be converted into equity. See Note 15 for transaction and valuation details.

Compound Instruments

The component parts of compound instruments (convertible debentures) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest rate method until extinguished upon conversion or at the instrument's maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible debentures are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the term of the convertible debentures using the effective interest method.

For compound instruments with non-equity derivatives, the fair value of the embedded derivative is determined first based on the contractual terms, and the initial carrying amount of the host instrument is the residual amount after separating the embedded derivative.

Transaction Costs

Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

FOREIGN CURRENCY TRANSLATION

Foreign currency transactions are translated into Canadian dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the consolidated statement of financial position date are translated to Canadian dollars at the foreign exchange rate applicable at that date. Realized and unrealized exchange gains and losses are recognized through profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical Accounting Judgements

CGU Impairment

CGUs are defined as the lowest level of integrated assets for which there are separately identifiable cash flows that are largely independent of cash flows from other assets or groups of assets. The classification of assets and the allocation of assets into respective CGUs require significant judgment, assumption and interpretations. Areas of judgement in the classification process, include the manner in which management reviews and makes decisions about its operations. The recoverability of assets are assessed at the CGU level and therefore could have a significant impact on impairment losses.

Revenue - Principal versus Agent

The Company evaluates whether it is the principal (reports on gross basis) or agent (reports on a net basis) for revenues generated by the direct sale of cannabis infused beverages ("CIB's). The Company control's the CIB's prior to the sale to its customers as regulated and mandated under the Cannabis Act and Health Canada legislation. The Company's control is evidenced by our sole ability to possess the CIB's once the cannabis distillate has been added and thus establishing the inventory as a cannabis product requiring to be held a licensed producer. It is further evidenced by the Company possessing the sole ability to monetize the sale of CIB's through the held sales agreements and purchase orders with customers. The Company presents the revenues from the sale of CIBs on a gross basis.

Critical Accounting Estimates

Valuation of Biological Assets

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HEXO Corp. 2020 Consolidated Financial Statements

In calculating the fair value less costs to sell of the Company's biological assets, management is required to make a number of estimates, including estimating the stage of growth of the cannabis, harvesting costs, selling costs, sales price and expected yields for the cannabis plant.

Observable market selling prices of cannabis derived products less costs to sell are used to estimate the sales prices which are an input in the fair value less costs to sell calculation.

Valuation of Inventory

In calculating the net realizable value (NRV) of inventory, management determines the selling prices based on prevalent sales prices, selling costs, and includes an estimate of spoiled or expired inventory based on the most reliable evidence available at the time, to record inventory at the lower of cost or net realizable value.

Impairment of Property, Plant and Equipment and Intangible Assets, including Goodwill

The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets. The impairment is the amount by which the carrying amount of the asset or CGU exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal and its value in use. Management exercises judgement in the determination of the Company's CGUs.

Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive as a result of a previous event, if it is probable that the Company will be required to settle the obligation and a reliable estimate can be made of the obligation. The amount recognized is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligations. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate of the expected future cash flows.

Allocation of Purchase Price

In determining the allocation of the purchase price, estimates are used based on market research and appraisal values.

Business Acquisitions

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates relate to private investments and intangible assets acquired. Management exercises judgment in estimating the probability and timing of when cash flows are expected to be achieved, which is used as the basis for estimating fair value.

Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Acquisitions that do not meet the definition of a business combination are accounted for as asset acquisitions. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Asset acquisitions do not give rise to goodwill.

Convertible Debentures

Convertible debentures are financial instruments which are accounted for separately dependent on the nature of their components: a financial liability and an equity instrument. The identification of such components embedded within a convertible debenture requires significant judgments including; discount rates and future cash flows. The conversion option has a fixed conversion rate thus the financial liability, which represents the obligation to pay coupon interest on the convertible debentures in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual balance, or conversion feature is accounted for as equity at issuance. Transaction costs are apportioned to the debt liability and equity component in proportion to the allocation of proceeds.

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HEXO Corp. 2020 Consolidated Financial Statements

Newly Adopted Accounting Policies Effective August 1, 2019

IFRS 16, LEASES

The Company adopted IFRS 16 Leases on August 1, 2019, which introduces a new approach to lease accounting. The Company adopted the standard using the modified retrospective approach, which does not require restatement of prior period financial information, as it recognizes the cumulative impact on the opening balance sheet and applies the standard prospectively. Accordingly, the comparative information has not been restated.

At the inception of a contract, the Company assesses whether the contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. This policy is applied to contracts entered into, or modified, on or after August 1, 2019.

Practical expedients

Effective August 1, 2019, the IFRS 16 transition date, the Company elected to use the following practical expedients under the modified retrospective transition approach:

  Leases with lease terms of less than twelve months (short-term leases) and leases of low-value assets (less than $5,000 U.S. dollars) (low-value leases) that have been identified at transition were not recognized in the consolidated statement of financial position;
  Right-of-use assets on transition were measured at the amount equal to the lease liabilities at transition, adjusted by the amount of any prepaid or accrued lease payments;
  For certain leases having associated initial direct costs, the Company, at initial measurement on transition, excluded these directs costs from the measurement of the right-of-use assets;
  Application of a single discount rate to portfolios of leases with similar characteristics on transition; and
  Any provision for onerous lease contracts previously recognized at the date of adoption of IFRS 16 has been applied to the associated right-of-use asset recognized upon transition.

The Company as a lessee

Where the Company is a lessee, a right-of-use asset representing the right to use the underlying asset with a corresponding lease liability is recognized when the leased asset becomes available for use by the Company.

The right-of-use asset is recognized at cost and is depreciated on a straight-line basis over the shorter of the estimated useful life of the asset and the lease term. The cost of the right-of-use asset is based on the following:

  the amount of initial recognition of related lease liability;
  adjusted by any lease payments made on or before inception of the lease;
  increased by any initial direct costs incurred; and
  decreased by lease incentives received and any costs to dismantle the leased asset.

The lease term includes consideration of an option to extend or to terminate if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Lease liabilities are initially recognized at the present value of the lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Subsequent to recognition, lease liabilities are measured at amortized cost using the effective interest rate method. Lease liabilities are remeasured when there is a change in future lease payments arising mainly from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, renewal or termination option.

The payments related to short-term leases and low-value leases are recognized as other expenses over the lease term in the statement of loss and comprehensive loss.

Significant accounting estimates and assumptions

In the situation where the implicit interest rate in the lease is not readily determined, the Company uses judgment to estimate the incremental borrowing rate for discounting the lease payments. The Company's incremental borrowing rate generally reflects the interest rate that the Company would have to pay to borrow a similar amount at a similar term and with a similar security. On adoption of IFRS 16, the Company has determined a single IBR as the discount rate across all administrative real estate leases due to the leases containing similar characteristics. A separate IBR was used for the discounting of the Company's production real estate property. The IBRs utilized for administrative real estate and production real estate were 8% and 12%, respectively.

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HEXO Corp. 2020 Consolidated Financial Statements

The Company estimates the lease term by considering the facts and circumstances that create an economic incentive to exercise an extension or termination option. Certain qualitative and quantitative assumptions are used when evaluating these incentives.

The Company as a lessor

The Company's consolidated financial statements were not impacted by the adoption of IFRS 16 Leases in relation to lessor accounting. Lessors will continue with the dual classification model for recognized leases with the resultant accounting remaining unchanged from IAS 17, Leases.

Impact of Change in Accounting Policy

On August 1, 2019, the Company recognized $21,360 of right-of-use assets and $21,360 of operating lease liabilities. The Company applied its weighted average incremental borrowing rate as at August 1, 2019 to determine the amount of lease liabilities. The effect of the adjustment to the amounts recognized in the Company's consolidated statement of financial position at August 1, 2019 is shown below.

	August 1, 2019, as previously reported	IFRS 16 remeasurement adjustments on August 1, 2019	As reported under IFRS 16 August 1, 2019
Assets
Non-current
Property, plant and equipment	$258,793	$21,360	$280,153
Total Assets	$258,793	$21,360	$280,153

Liabilities
Current liabilities
Lease liabilities	-	3,556	3,556

Non-current liabilities
Lease liabilities	-	17,804	17,804
Total Liabilities	$-	$21,360	$21,360

Total commitments as at July 31, 2019 were $192,230, which included certain contractual financial obligations related to service agreements, purchase agreements, operating lease agreements, and construction contracts. Of this total, $101,741 is related to operating lease commitments. The following is a reconciliation of total operating lease commitments as at July 31, 2019 to the lease liabilities recognised as at August 1, 2019:

Total operating leases commitments as at July 31, 2019	$ 101,741
Less: Variable components of operating leases	(49,330)
Less: Low value and/or short-term lease	(88)
Operating lease liability before discounting	52,323
Adjustment to reflect discounting of operating lease commitments at August 1, 2019, using the incremental borrowing rate	(30,963)
Total lease liabilities recognized under IFRS 16 as at August 1, 2019 (Note 18)	$ 21,360

4. Cash, Cash Equivalents and Short-Term Investments

	Interest rate		July 31, 2020	July 31, 2019
Operating cash	-		$70,318	$5,993
High interest savings accounts	0.70%		113,855	107,575
Cash and cash equivalents			$184,173	$113,568

Term deposits & GIC	2.85%-4.25%	maturity of 3 to 12 months	$-	$25,937
Short-term investments			$-	$25,937

5. Restricted Funds

	July 31, 2020	July 31, 2019
Capital contribution held in trust	$-	$4,076
Debt service reserve account - term loan (Note 19)	8,191	9,200
Neal Up Brands Inc. (Note 30)	-	2,500
Letters of credit, collateral and guarantees for purchases	70	6,574
Total	$8,261	$22,350
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HEXO Corp. 2020 Consolidated Financial Statements

6. Commodity Taxes Recoverable and Other Receivables

	July 31, 2020	July 31, 2019
Commodity taxes recoverable	$12,821	$14,415
Accrued interest income	-	570
Lease receivable - current (1)	630	-
Other receivables	3,282	262
Total	$16,733	$15,247

(1) A related party capital lease receivable related to Truss Limited Partnership (Note 26).

7. Convertible Debentures Receivable

	July 31, 2020	July 31, 2019
12% Convertible debentures	$-	$12,024
Zero interest convertible debentures	-	1,330
Total	$-	$13,354

12% CONVERTIBLE DEBENTURES

On July 26, 2018, the Company purchased $10,000 in the form of unsecured and subordinated convertible debentures to an unrelated entity, Fire and Flower ("FAF"). The convertible debentures bore interest at 8%, which was paid semi-annually and matured July 31, 2020. The convertible debentures included a conversion feature which allowed for the conversion of the debenture into common shares of FAF at the lower of $1.15 and the share price as defined within the agreement. The Company obtained the debenture as a part of a strategic investment into the private retail cannabis market. The convertible debentures are measured using a level 2 valuation methodology under the fair value hierarchy.

The debentures had the option of being converted into common shares or a loan on July 31, 2020, which bore interest at 12%, at the holder's option.

On January 23, 2020, $3,000 of debentures were converted using a conversion rate of $1.15 into 2,608,695 common shares of FAF. The Company then fully disposed of these shares on January 27, 2020 at an average market price of $1.0541 for total proceeds of $2,724, net of commission expenses amounting to $26.

On February 11, 2020, the remaining $7,000 of debentures were converted using a conversion rate of $1.15 into 6,086,956, common shares of FAF. The Company fully disposed of these shares on February 18, 2020 at an average market price of $0.75 for total proceeds of $4,504 net of commission expenses amounting to $61. The accrued and unpaid interest on February 11, 2020, was $367 which was settled through the issuance of 319,377 common shares of FAF to the Company (Note 11).

The realized loss for the year ended July 31, 2020 was $4,396.

ZERO INTEREST CONVERTIBLE DEBENTURES

On May 24, 2019, the Company obtained $800 of unsecured and subordinated convertible debentures from FAF as a result of the acquisition of Newstrike (Note 14). On May 24, 2019, the debentures carried an initial fair value of $1,220. The convertible debenture bore zero interest and matured on November 30, 2019. On maturity, the debentures converted into 1,000,000 common shares of FAF, at a conversion rate of $0.80, as set out in the agreement (Note 11). The realized loss for the year ended July 31, 2020 was $410.

8. Inventory

	As at July 31, 2020
	Capitalized	Biological asset fair
	cost	value adjustment	Total
Dried cannabis	$29,702	$16,981	$46,683
Purchased dried cannabis	1,956	-	1,956
Oils	10,805	385	11,190
Hemp derived distillate	566	-	566
Packaging and supplies	4,538	-	4,538
	$47,567	$17,366	$64,933

	As at July 31, 2019
	Capitalized	Biological asset fair
	cost	value adjustment	Total
Dried cannabis	$28,996	$19,349	$48,345
Purchased dried cannabis	8,087	-	8,087
Oils	17,377	5,366	22,743
Hemp derived distillate	1,523	-	1,523
Packaging and supplies	3,156	-	3,156
	$59,139	$24,715	$83,854

16

HEXO Corp. 2020 Consolidated Financial Statements

The Company recognizes the costs of inventory expensed in two separate lines on the consolidated statement of loss. Capitalized costs relating to inventory expensed during the year was included in Cost of goods sold and amounted to $127,424 for the year ended July 31, 2020 (July 31, 2019 – $45,532). The unrealized fair value gain on biological fair value adjustments on the consolidated statement of loss during the year ended July 31, 2020 were $29,356 (July 31, 2019 – $38,856). The realized fair value amounts on inventory sold on the consolidated statement of loss was $40,910 for the year ended July 31, 2020 (July 31, 2019 – $16,357) and included a write down of inventory to its net realizable value of $13,366 (July 31, 2019 – $2,417).

Total share-based compensation capitalized to inventory in the year ended July 31, 2020 was $6,105 (2019 - $1,724). Total depreciation capitalized to inventory in the year ended July 31, 2020 was $11,988 (2019 - $4,825).

In the year ended July 31, 2020, the Company disposed of inventory of $4,392 (July 31, 2019 - $nil) and included in Costs of sales in the consolidated statement of loss. The Company also wrote down inventory to its net realizable value, incurring a loss of $68,021 for the year ended July 31, 2020 (July 31, 2019 - $19,335) due to inventory deemed. These amounts were included in Costs of goods sold in the consolidated statement of loss.

9. Biological Assets

The Company's biological assets consist of cannabis plants from seeds all the way through to mature plants. The changes in the carrying value of biological assets are as follows:

For the years ended	July 31, 2020	July 31, 2019
Balance, beginning of year	$7,371	$2,332
Acquired through acquisition[1]	-	3,291
Production costs capitalized	38,638	19,215
Net increase in fair value due to biological transformation and estimates	29,356	38,856
Transferred to inventory upon harvest	(67,131)	(56,323)
Disposal of biological assets	(663)	-
Balance, end of year	$7,571	$7,371

  1Acquired through the Newstrike acquisition on May 24, 2019

During the year ended July 31, 2020, the Company recorded a loss of $663 relating to plants disposed of prior to harvest (2019 - $Nil).

The valuation of biological assets is based on an income approach (Level 3) in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in process biological assets, the fair value at the point of harvest is adjusted based on the stage of growth at period-end.

The significant estimates used in determining the fair value of cannabis plants are as follows:

  yield per plant;
  stage of growth percentage estimated as  costs incurred as a percentage of total cost as applied to the estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets, which have not yet been harvested;
  percentage of costs incurred for each stage of plant growth.
  fair value selling price per gram less cost to complete and cost to sell.
  destruction/wastage of plants during the harvesting and processing process.

Management's identified significant unobservable inputs, their range of values and sensitivity analysis are presented in the tables below.

Unobservable inputs	Input values		An increase or decrease of 5% applied to the unobservable input would result in a change to the fair value of approximately
	July 31, 2020	July 31, 2019	July 31, 2020	July 31, 2019
Weighted average selling price Derived from actual retail prices on a per product basis using the expected Flower and Trim yields per plant.	$3.23 per dried gram	$4.23 per dried gram	$550	$480
Yield per plant Derived from historical harvest cycle results on a per strain basis.	46 - 135 grams per plant	15 - 123 grams per plant	$376	$344
Stage of growth Derived from the estimates of stage of completion within the harvest cycle.	Average of 43% completion	Average of 29% completion	$376	$1,148
Waste Derived from the estimates of planned removal and naturally occurring waste within the cultivation and production cycle.	0%-21% dependent upon the stage within the harvest cycle	0%-30% dependent upon the stage within the harvest cycle	No material variance	$302

17

HEXO Corp. 2020 Consolidated Financial Statements

10. Investments in Associates & Joint Ventures

For the year ended	July 31, 2020			July 31, 2019
	Truss LP	Other	Total	Truss LP	Other	Total
	$	$	$	$	$	$
Opening Balance	51,786	1,063	52,849	-	-	-
Cash contributed to investment	29,155	1,231	30,386	11,476	1,106	12,582
Fair value of warrant consideration	-	-	-	42,386	-	42,386
Capitalized transaction costs	-	109	109	720	125	845
Share of net loss for the year	(5,975)	(356)	(6,331)	(2,796)	(168)	(2,964)
Impairment	-	(707)	(707)	-	-	-
Ending Balance	74,966	1,340	76,306	51,786	1,063	52,849

The table below summarises financial information for the Company's associate that are material to the group, which is the investment in Truss LP. The information disclosed reflects the amounts presented in the financial statements of the associate and not the Company's share of those amounts. They have been amended to reflect adjustments made by the Company when using the equity method, including fair value adjustments and modifications for differences in accounting policy.

	Truss LP
As at	July 31, 2020	July 31, 2019
Statement of Financial Position	$	$
Cash and cash equivalents	19,561	14,318
Current assets (excluded cash and cash equivalents)	7,867	5,701

Non- current assets	66,863	7,880

Current liabilities	11,112	7,477
Non-current liabilities	8,903	-

Period	year ended July 31, 2020	11 months ended July 31, 2019

Statement of Comprehensive Loss
Revenue	705(1)	-

Operating expenses excluding depreciation and amortization	(12,243)	(6,579)
Depreciation and amortization	(617)	-
Other expenses	(7)	-
Loss from operations	(13,423)	(6,579)
Interest income	1	-
Interest expenses	(233)	-
Income tax expenses	-	-
Total comprehensive loss	(13,655)	(6,579)

  1The Company notes, the revenues of Truss LP are rental fees paid by the Company for the sublease it has with the sub-lessor, Truss LP.

The following table is a reconciliation of summarized financial information of the Company's' significant investment in associate to the presented carrying amount for the year ended July 31, 2020 and 2019.

For the year ended	July 31, 2020	July 31, 2019
	$	$
Opening net assets	20423	-
Acquisition of associate/capital calls	68,600	27,002
Total comprehensive loss	(14,059)	(6,579)
Closing net assets	74,964	20,423
Interest in associate	42.5%	42.5%
Interest in associate value	31,860	8,680
Fair value of warrant consideration	42,386	42,386
Capitalized transaction costs	720	720
Total interest in associate value	74,966	51,786

18

HEXO Corp. 2020 Consolidated Financial Statements

Truss

On October 4, 2018, the formation of the entity Truss Limited Partnership between the Company and Molson Coors Canada (the "Partner") was finalized. Truss is a standalone entity with its own board of directors and an independent management team and is incorporated in Canada. Truss is a private limited partnership and its principal operating activities consist of pursuing opportunities to develop non-alcoholic, cannabis-infused beverages.

The Partner holds 57,500 common shares representing 57.5% controlling interest in Truss with the Company holding 42,500 common shares and representing the remaining 42.5%. In connection with the formation of Truss, the Company granted the Partner 11,500,000 common share warrants in the Company at an exercise price of $6.00 for a period of three years (Note 16).

11. Long-term Investments

	Fair value July 31, 2019	Investment/ Transfer	Divestiture	Change in fair value	Fair value July 31, 2020
	$	$	$	$	$
Level 1 Investments
Fire and Flower common shares	-	1,232	-	60	1,292
Inner Spirit common shares	3,000	-	(643)	(1,097)	1,260
Other long-term investments	-	517	-	-	517
Level 2 Investments
Inner Spirit common share purchase warrants	403	-	-	(403)	-
Level 3 Investments
Greentank Technologies	6,574	-	-	(6,574)	-
Neal Brothers Inc.	4,000	-	-	(4,000)	-
Segra International Corp.	300	-	-	(160)	140
Total	14,277	1,749	(643)	(12,174)	3,209

	Fair value July 31, 2018	Investment	Divesture	Change in fair value	Fair value July 31, 2019
	$	$	$	$	$
Level 1 Investments
Fire & Flower Inc. common shares	-	2,970	(2,493)	(477)	-
Fire & Flower Inc. common share purchase warrants[1]	-	505	(262)	(243)	-
Inner Spirit common shares[1]	-	2,850	-	150	3,000
Level 2 Investments
Inner Spirit common share purchase warrants[1]	-	414	-	(11)	403
Level 3 Investments
Greentank Technologies[1]	-	6,723	-	(149)	6,574
Neal Brothers Inc. [1]	-	4,000	-	-	4,000
Segra International Corp.	100	-	-	200	300
Total	100	17,462	(2,755)	(530)	14,277

1 Acquired in the Newstrike acquisition on May 24, 2019 at fair market value

Fire & Flower

Common Shares

On November 30, 2019, the Company obtained 1,000,000 common shares in FAF through the conversion of its $800 zero interest bearing convertible debentures (Note 16). The debentures were convertible at $0.80 per common share. The fair value of the shares upon conversion was $920. The shares were revalued to $980 using a market rate of $0.98 as at July 31, 2020. The Company incurred a gain of $60 upon revaluation.

On February 11, 2020, the Company received 319,377 common shares of FAF as settlement for the accrued and unpaid interest on the FAF convertible debentures on that date (Note 7). The shares were valued to $313 using a market rate of $0.98 as at July 31, 2020.

On November 1, 2018, the Company obtained 1,980,000 subscription receipts in FAF for proceeds of $2,970. The subscription receipts converted into common shares of FAF at a 1:1 ratio on February 19, 2019 upon the commencement of trading on the TSX Venture and recognised at an initial fair value of $2,970. On July 25, 2019, the Company liquidated the investment in full resulting in cash proceeds of $2,493. The Level 1 long-term investment fair value and associated realized loss as at July 31, 2019 were $nil and ($477), respectively.

Common Share Purchase Warrants

On May 24, 2019, through the acquisition of Newstrike, the Company obtained 1,000,000 common share purchase warrants in the entity FAF. Each warrant entitles the Company to a common share at a ratio of 1:1. The warrants held an initial fair value of $505. The investment was fair valued through the Black-Scholes-Merton option pricing model at $243 and disposed of on July 30, 2019. The Company realized a loss of ($243) as at July 30, 2019 based upon the following assumptions and inputs:

19

HEXO Corp. 2020 Consolidated Financial Statements
  market price of $1.33;
  expected life of 8.4 months;
  $nil dividends;
  100% volatility based upon comparative market indicators and historical data; and
  Risk- free interest rate of 1.46%.

Inner Spirit Holdings Inc.

Common Shares

On May 24, 2019, on acquisition of Newstrike, the Company acquired 15,000,000 common shares in Inner Spirit Holdings Inc., which were valued at $2,850 on initial recognition. During the year ended July 31, 2020, the Company disposed of 6,005,500 common shares, at prices ranging from $0.09-$0.15 per share, resulting in a gain of $24 (July 31, 2019 - $nil). The remaining 8,994,500 shares held at July 31, 2020 were valued based upon the market price of $0.14 (July 31, 2019 - $0.20) per share resulting in a fair value of $1,260 at year end.

Common Share Purchase Warrants

On May 24, 2019, through the acquisition of Newstrike, the Company obtained 7,500,000 common share purchase warrants in Inner Spirit Holdings Inc. Each warrant entitles the Company to a common share at a ratio of 1:1. The warrants held an initial fair value of $414. The investment is fair valued through the Black-Scholes-Merton option pricing model. The Company agreed to the early termination of the warrants with the issuer on February 17, 2020 and realized a loss of $403 (July 31, 2019 - unrealized loss of $11).

Greentank Technologies

On May 24, 2019, on acquisition of Newstrike, the Company acquired 1,953,125 preferred shares of Greentank Technologies, which were valued at $6,723 on acquisition date. During the year ended July 31, 2020, through the assessment of relevant financial information the Company determined the fair value of the investment was $nil.  During the year ended July 31, 2020, the impairment of the investment totaled $6,574 (July 31, 2019 - ($149)).

Neal Brothers Brands Inc.

The Company also acquired 19.9% of the shares of Neal Brothers Brands Inc. through the acquisition of Newstrike on May 24, 2019. The Company does not hold, nor is it entitled to a board seat. The fair value of the investment was $4,000 on acquisition date. During the year ended July 31, 2020, the private investment was written down to $nil based on the Company's assessment of relevant financial information (July 31, 2019 - $nil) therefore, during the year ended July 31, 2020, the impairment loss totaled $4,000 (July 31, 2019 - $nil).

12. Property, Plant and Equipment

Cost	Land	Buildings	Leasehold improvements	Cultivation and production equipment	Furniture, computers, vehicles and equipment	Construction in progress	Right-of-Use assets	Total
	$	$	$	$	$	$	$	$
At July 31, 2018	1,038	32,536	206	4,031	2,471	15,433	-	55,715
Business acquisitions	4,301	18,855	-	9,913	648	12,286	-	46,003
Additions	-	11,365	421	28,085	7,249	117,909	-	165,029
Transfers	-	88,078	-	-	-	(88,078)	-	-
At July 31, 2019	5,339	150,834	627	42,029	10,368	57,550	-	266,747
Additions	-	24,432	1,395	14,969	9,404	66,246	24,405	140,851
Disposals	(3,683)	(18,260)	-	(13,402)	(909)	(5,428)	-	(41,682)
Transfers	-	7,943	22,417	(10,135)	8	(20,233)	-	-
At July 31, 2020	1,656	164,949	24,439	33,461	18,871	98,135	24,405	365,916

Accumulated depreciation and impairments
At July 31, 2018	-	533	9	69	771	-	-	1,382
Depreciation	-	3,859	121	1,497	1,095	-	-	6,572
Transfers	-	-	-	650	(650)	-	-	-
At July 31, 2019	-	4,392	130	2,216	1,216	-	-	7,954
Depreciation	-	7,395	879	3,702	3,562	-	2,522	18,060
Transfers	-	-	-	271	(271)	-	-	-
Disposals	-	(17,081)	-	(7,435)	(366)	-	-	(24,882)
Impairments	307	19,006	-	9,937	-	48,990	1,178	79,418
At July 31, 2020	307	13,712	1,009	8,691	4,141	48,890	3,700	80,550

20

HEXO Corp. 2020 Consolidated Financial Statements

Net book value
At July 31, 2018	1,038	32,003	197	3,962	1,700	15,433	-	54,333
At July 31, 2019	5,339	146,442	497	39,813	9,152	57,550	-	258,793
At July 31, 2020	1,349	151,237	23,430	24,770	14,730	49,145	20,705	385,366

During the year ended July 31, 2020, the Company capitalized $11,988 (July 31, 2019 – $4,825) of depreciation to inventory. During the year ended July 31, 2020, depreciation expensed to the consolidated statement of loss and comprehensive loss was $6,072 (July 31, 2019 – $1,747).

Capitalized borrowing costs to buildings were realized in the year ended July 31, 2020 in the amount of $2,385 (July 31, 2019 – $511) at an average interest rate of 7.22% (July 31, 2019 – 3.2%). Transfers are inclusive of $21,100 added to construction ($12,941 of cultivation and production equipment and $8,189 of buildings) added to construction in progress for of non-depreciated assets which the Company has not and cannot utilize.

Adjustments to construction in progress during the period reflect the activation of an asset's useful life, transitioning from construction in progress to the appropriate property, plant and equipment classification. Right-of-use assets in the year were impaired by an amount of $1,178 due to the abandonment of a commercial administration building which the Company intends to sublease and included in the additions is the deferred rent liability of $1,116, previously accounted for under IAS 17 - Leases.

IMPAIRMENT AND SALE OF NIAGARA FACILITY

On March 2, 2020, the Company completed a strategic review of its cultivation capacity and made the decision to market the Niagara facility for sale. As a result, the carrying amount of the Niagara facility expected to be recovered principally through its sale. The sale was completed on June 17, 2020.

The Niagara facility was subject to impairment testing during the fiscal year. The Niagara facility was acquired from Newstrike in May 2019 and consists primarily of equipment, cultivation and processing facilities and land assets that are included within property, plant and equipment, as well as related cultivation and processing licenses that are recorded as intangible assets (Note 13). These assets were previously included in the HEXO CGU.

The recoverable amount was determined by reference to fair value less costs of disposal using a market approach. The market approach was based on comparable transactions for similar assets, which is categorized within Level 2 of the fair value hierarchy. As a result, an impairment loss of $31,606 was recorded in property, plant and equipment. Additional impairment losses were recorded for cultivation and processing licenses (Note 13).

The adjustments reflect the activation of an asset's useful life, transitioning from construction in progress to the appropriate property, plant and equipment classification.

On June 17, 2020, the Company closed the sale of the Niagara Facility for proceeds of $12,250. The sale resulted in a loss on disposal of $2,219.

IMPAIRMENT OF CERTAIN OPTIMIZATION PROJECTS

As at July 31, 2020, the Company identified an impairment indicator for certain capital assets and expenditures made as a result of suspending certain optimization projects that were under construction. As a result, the Company recorded an impairment loss of $43,585 relating to redundant and idle capital assets, as well as excess leasehold improvement expenditure that is not expected to contribute to future cash flows of the Company. The recoverable amount of the assets was determined to be zero, as the assets have no continuing use to the Company and negligible value would be derived from sale as the assets were highly customised for a specific purpose and location.

IMPAIRMENT OF HEXO CGU

On January 31, 2020, an indicator of impairment was identified for the HEXO CGU as the carrying amount of the Company’s total net assets significantly exceeded the Company’s market capitalization. The HEXO CGU consists of the Company’s Canadian cultivation and production facilities.

The recoverable amount of the CGU was determined based on fair value less cost of disposal using a market-based approach (Level 3) based on an income based discounted cash flow analysis (DCF). The Company uses its market capitalization and comparative market multiples to aid in validating the discounted cash flow results. The significant assumptions in the DCF analysis were as follows:

i. Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. A discrete four year period was forecasted with an extended 5 year period calculated using the H-Model which is an alternative dividend discount model that assumes the growth rate will fall linearly to the terminal value with a short-term growth rate of 10% in the first year, declining each year over the 5 years to a terminal growth rate of 3%.  If all other assumption were held constant and the short-term growth rate in the first year was decreased by 1%, the recoverable amount would decrease by approximately $24,000;

ii. Revenue and gross margin: Forecast revenues and resulting gross margin are based on internal projections, developed with reference to historical experience and external market information. If all other assumptions were held constant and forecasted revenues and resulting gross margin declined by 3%, the recoverable amount would decrease by approximately $34,000;

iii. Terminal value growth rate: Management used a 3% terminal growth rate which is based on historical and projected consumer inflation, historical and projected economic indicators, and projected industry growth. If all other assumption were held constant and the terminal growth rate was decreased by 1%, the recoverable amount would decrease by approximately $38,000;

21

HEXO Corp. 2020 Consolidated Financial Statements

iv. Discount rate: Management used a 14.1% post-tax discount rate which is reflective of an industry Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium based on a direct comparison approach, a size premium and company specific risk, and after-tax cost of debt based on corporate bond yields. If all other assumption were held constant and the discount rate was in increased by 1%, the recoverable amount would decrease by approximately $59,000; and

v. Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

As a result of the impairment, no further impairment losses were required to be recorded.

13. Intangible Assets

Cost	Cultivating and processing license	Brand	Software	Domain names	Patents	Other	Total
	$	$	$	$	$	$	$
At July 31, 2018	2,545	-	1,800	585	-	312	5,242
Business acquisitions	113,888	8,440	12	-	-	-	122,340
Additions	-	-	1,746	-	1,231	-	2,977
Transfers	-	-	-	-		(312)	(312)
At July 31, 2019	116,433	8,440	3,558	585	1,231	-	130,247
Additions	-	-	702	-	875	-	1,577
Disposals	-	-	(550)	-	(173)	-	(723)
At July 31, 2020	116,433	8,440	3,710	585	1,933	-	131,101

Accumulated amortization
At July 31, 2018	403	-	786	9	-	-	1,198
Amortization	1,198	-	483	57	29	-	1,767
At July 31, 2019	1,601	-	1,269	66	29	-	2,965
Amortization	3,167	-	697	59	16	-	3,939
Impairment	106,189	2,000	-	-	-	-	108,189
At July 31, 2020	110,957	2,000	1,966	125	45	-	115,093

Net book value
At July 31, 2018	2,142	-	1,014	576	-	312	4,044
At July 31, 2019	114,832	8,440	2,289	519	1,202	-	127,282
At July 31, 2020	5,476	6,440	1,744	460	1,888	-	16,008

Research and development expenses in the period amounted to $4,639 (July 31, 2019 - $2,822). The transfer represents $212 of capitalized transaction costs being allocated to the Truss investment in associate (Note 10) and $100 other longer-term investment has been reclassified to long-term investments.

IMPAIRMENT

In connection with the impairment loss recorded in the second quarter of fiscal 2020, for the Niagara facility, the Company recorded an impairment loss of $106,189 relating to cultivation and processing licenses associated with the Niagara facility. The acquired brand (Note 14) was also impaired by $2,000 as a result of an impairment test as at July 31, 2020.

14. Business Acquisition

Acquisition of Newstrike Brands Limited.

On May 24, 2019, the Company acquired 100% of the issued and outstanding common shares of Newstrike Brands Limited ("Newstrike") pursuant to an arrangement agreement entered into on March 13, 2019. Newstrike is a licensed producer of cannabis operating in Ontario, Canada and was acquired for additional production capacity, established sales relationships and its brand. Under the arrangement, each former Newstrike common share was exchanged for 0.06332 of a HEXO common share (the "Exchange Ratio"), subject to certain exceptions. In addition, all issued and outstanding stock options of Newstrike were replaced with stock options of HEXO having the same terms but adjusted for the Exchange Ratio, and all issued and outstanding common share purchase warrants of Newstrike became exercisable for HEXO common shares adjusted for the Exchange Ratio.

The following table summarizes the preliminary values of the net assets acquired from Newstrike on the acquisition date.

22

HEXO Corp. 2020 Consolidated Financial Statements

	Note	Number of Shares, Warrants and Options	Share Price ($)	Amount ($)
Consideration
Shares issued	(i)	35,394,041	9.11	322,439
Warrants outstanding	(ii)	7,196,164		12,229
Replacement options issued	(iii)	2,002,365		7,134
Total fair value of consideration				341,802

Net assets acquired
Current assets
Cash and cash equivalents				49,366
Accounts receivable				1,204
Other receivables				4,585
Inventory				22,359
Biological assets				3,291

Long-term assets
Property, Plant and Equipment				46,003
Investments	(iv)			14,492
Convertible debenture receivable				1,220
Prepaid expenses				1,631
Prepaid expense and license				1,526
Software				10
Cultivation and processing license				113,888
Brand				8,440
Goodwill				111,877
Total assets				379,892

Current liabilities
Accounts payable and accrued liabilities				12,849
Payment received in advance				5

Long-term liabilities
Deferred tax liabilities				24,236
Total liabilities				37,090

Non-controlling interest				1,000
Total net assets acquired				341,802

Net accounts receivables acquired
Total accounts receivable				5,789
Expected uncollectible receivables				-
Net accounts receivables acquired				5,789

(i) Share price based upon the TSX market price of common shares as at May 24, 2019.

(ii) Warrants were valued using the Black-Scholes option pricing model as at the acquisition date May 24, 2019, using the following assumptions and inputs;

  Risk free rate of 1.48% - 1.57%
  Expected life of 0.73 - 4.07 years
  Volatility rate of 75%; determined using historical volatility data
  Exercise prices of $11.84 - $27.64
  Stock price of $9.11

(iii) All replacement options were valued using the Black-Scholes option pricing model as at the acquisition date of May 24, 2019, using the following assumptions and inputs;

  Risk free rate of 1.48% - 1.57%
  Expected life of 1.2 - 4.7 years
  Volatility rate of 75%; determined using historical volatility data
  Exercise prices of $6.00 - $17.37
  Stock price of $9.11

The fair value of the vested options as at the acquisition date was deemed consideration paid in the transaction. The fair value of those options not yet vested at the acquisition date was added to the Company's share-based payment reserve to be expensed over the remaining vesting period of the options as permitted under IFRS 3 - Business Combinations.

(iv) Included in total investments were two level 3 private company investments (see 'Greentank Technologies' and 'Neal Brothers Inc.' in Note 11). There existed limited financial information over both investments at the acquisition date. The preliminary fair values have been determined using the best available information.

Newstrike was amalgamated into HEXO Operations Inc on August 1, 2019. During the year ended July 31, 2019, Newstrike contributed net revenue of $2,770 and a net loss of $13,699 to the Company's consolidated results since the date of acquisition. If each acquisition had occurred on August 1, 2018, management estimates that the Company's consolidated net revenue would have increased by $9,287 and the net loss would have increased by $19,096 for the year ended July 31, 2019.

23

HEXO Corp. 2020 Consolidated Financial Statements

Goodwill arising from the acquisition represents the expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition. None of the goodwill arising on these acquisitions are expected to be deductible for tax purposes. During the year ended July 31, 2020, the associated Goodwill was assessed for impairment and written down to $Nil (Note 15).

The Non-Controlling Interest ("NCI") acquired at the acquisition date arises from Newstrike holding a 60% interest in Neal Brothers Inc. The net assets of Neal Brothers Inc. consist of cash only and the NCI was measured at its fair value. The NCI acquired at the acquisition date arises from Newstrike holding a 60% interest in Neal Brothers Inc. as the NCI relates to the joint venture Neal Up Brands Inc. During the year ended July 31, 2020, the NCI was eliminated through the effective dissolution of the entity, there existed no operations and all cash was returned to the owners.

Total non-capitalized transaction expenses in the year ended July 31, 2020 amounted to $nil (July 31, 2019 - $3,958) in the period.

15. Goodwill

Balance as at July 31, 2018	$-
Additions	111,877
Balance as at July 31, 2019	$111,877
Impairment	(111,877)
Balance as at July 31, 2020	$-

Goodwill initially recognized on acquisition of Newstrike Brands Limited ("Newstrike") on May 24, 2019 and is monitored at the operating segment level, which is a company-wide level(“HEXO Corporate CGU”). On January 31, 2020, the carrying amount of the Company's total net assets significantly exceeded the Company's market capitalization. In addition, slower than expected retail store roll outs in Canada and delays in government approval for cannabis derivative products resulted in a constrained distribution channels, which have adversely affected overall market sales and profitability. As a result of these factors, management performed an indicator-based impairment test of goodwill as at January 31, 2020.

The recoverable amount was determined based on fair value less cost of disposal using a market-based approach (Level 2) which considered both the adjusted current market capitalization of the Company and an income based discounted cash flow analysis (DCF).

The calculation of the adjusted market capitalization was based on the share price of the Company on January 31, 2020, adjusted for a control premium of 10%, which was estimated by reference to premiums in recent acquisitions involving control, and from data on empirical control premium studies that considered industry, pricing, background, deal size, and timing of the observed premiums. If all other assumptions were held constant, and the share price declined by 5%, the impairment loss would increase by $26,647.

If all other assumption were held constant and the control premium was decreased by 5%, the impairment loss would increase by $24,283.The income based Discounted cash flow ("DCF") analysis (Level 3)  was also used to corroborate the results of the adjusted market capitalisation based valuation. The significant assumptions in the DCF analysis were as follows:

i. Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. A discrete four-and-a-half-year period was forecasted with an extended 5 year period calculated using the H-Model which is an alternative dividend discount model that assumes the growth rate will fall linearly to the terminal value with a short-term growth rate of 10% in the first year, declining each year over the 5 years to a terminal growth rate of 3%.  If all other assumption were held constant and the short-term growth rate in the first year was decreased by 1%, the impairment loss would increase by $12,598;

ii. Terminal value growth rate: Management used a 3% terminal growth rate which is based on historical and projected consumer inflation, historical and projected economic indicators, and projected industry growth. If all other assumption were held constant and the terminal growth rate was decreased by 1%, the impairment loss would increase by $27,000;

iii. Post-tax discount rate: Management used a 15.9% post-tax discount rate which is reflective of an industry Weighted Average Cost of Capital ("WACC"). The WACC was estimated based on the risk-free rate, equity risk premium based on a direct comparison approach, a size premium and company specific risk, and after-tax cost of debt based on corporate bond yields. If all other assumption were held constant and the discount rate was in increased by 1%, the impairment loss would increase by $53,933; and

iv. Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

As a result, management concluded that the carrying value of the HEXO Corporate CGU was higher than the recoverable amount and recorded a goodwill impairment loss of $111,877 during the second quarter of fiscal year 2020. The Company's goodwill impairment loss for the year ended July 31, 2020 was $111,877 (July 31, 2019 - $nil).

24

HEXO Corp. 2020 Consolidated Financial Statements

16. Warrant Liabilities

	2017 Unsecured Convertible Debentures Warrants	USD$25,000 Registered Direct Offering	USD$20,000 Registered Direct Offering	Total
Opening balance as at August 1, 2018	$3,130	$-	$-	$3,130
Exercised	(6,367)	-	-	(6,367)
Loss in revaluation of financial instruments	3,730	-	-	3,730
Balance as at July 31, 2019	$493	$-	$-	$493
Issued	-	5,629	3,967	9,596
Exercised	(106)	-	-	(106)
(Gain) in revaluation of financial instruments	(387)	(3,712)	(2,434)	(6,533)
Balance as at July 31, 2020	$-	$1,917	$1,533	$3,450

USD$20,000 Registered Direct Offering - Warrants

On January 21, 2020, the Company closed a registered direct offering with institutional investors for gross proceeds of USD$20,000 (Note 12). Under this offering, the Company issued 5,988,024 common share purchase warrants with an exercise price of USD$2.45 per share with a five year-term. The warrants are classified as a liability because the exercise price is denominated in US dollars, which is different to the functional currency of the Company.

The warrant liability was initially recognized at $3,967 using the Black-Scholes-Merton option pricing model (Level 2), using the following assumptions:

  stock price of USD$1.45
  expected life of 2.5 years;
  $nil dividends;
  80% volatility based upon historical data;
  risk free interest rate of 1.57%; and
  USD/CAD exchange rate of 1.3116.

Financing costs of $223 were expensed at recognition.

The warrant liability was revalued on July 31, 2020 using the Black-Scholes-Merton option pricing model (Level 2). The warrant liability was revalued to $1,533 (USD$1,144) using the following assumptions:

  stock price of USD$0.68;
  expected life of 2.5 years;
  $nil dividends;
  97% volatility based upon historical data;
  risk-free interest rate of 0.22%; and
  USD/CAD exchange rate of 1.3404.

The gain on the revaluation of the warrant liability during the year ended July 31, 2020 was $2,434 which is recorded in Other income and losses on the consolidated statements of loss and comprehensive loss.

USD$25,000 Registered Direct Offering - Warrants

On December 31, 2019, the Company closed a registered direct offering with institutional investors for gross proceeds of USD$25,000 (Note 12). Under this offering, the Company issued 7,485,032 common share purchase warrants with an exercise price of USD$2.45 per share with a five year-term. The warrants are classified as a liability because the exercise price is denominated in US dollars, which is different to the functional currency of the Company.

The warrant liability was initially recognized at $5,629 using the Black-Scholes-Merton option pricing model (Level 2), using the following assumptions:

  stock price of USD$1.59;
  expected life of 2.5 years;
  $nil dividends;
  79% volatility based upon historical data;
  risk-free interest rate of 1.71%; and
  USD/CAD exchange rate of 1.2988.

Financing costs of $350 were expensed at recognition.

The warrant liability was revalued on July 31, 2020 using the Black-Scholes-Merton option pricing model (Level 2). The warrant liability was revalued to $1,917 (USD$1,430) using the following assumptions:

25

HEXO Corp. 2020 Consolidated Financial Statements
  stock price of USD$0.68;
  expected life of 2.5 years;
  $nil dividends;
  97% volatility based upon historical data;
  risk-free interest rate of 0.22%; and
  USD/CAD exchange rate of 1.3404.

The gain on the revaluation of the warrant liability during the year ended July 31, 2020 was $3,712 which is recorded in Other income and losses on the consolidated statements of loss and comprehensive loss.

2017 Unsecured Convertible Debenture - Warrants

During the year ended July 31, 2020, 71,424 warrants were exercised prior to the expiry date of November 14, 2019, for cash proceeds of $72 (USD$54), based on an exercise price of USD$0.76.

The gain on the revaluation of the warrant liability during the year ended July 31, 2020 was $387 which was recorded in Revaluation of financial instruments gain/(loss) on the consolidated statements of loss and comprehensive loss.

During the year ended July 31, 2019, 863,693 warrants were exercised for cash proceeds of $863 (USD$656), based on an exercise price of USD$0.76. On the various dates of exercise, the warrant liability was revalued using the Black-Scholes-Merton option pricing model. Overall, the fair value of the warrants on exercise date was $6,367 (USD$4,819) using the following inputs:

  stock prices ranging from $5.90 to $10.36;
  expected life of 12 months;
  $nil dividends;
  75% volatility based upon comparative market indicators and historical data;
  Risk- free interest rates of 1.55% to 2.35%; and
  USD/CAD exchange rate of various.

The warrant liability was revalued on July 31, 2019 using the Black-Scholes-Merton option pricing model (Level 2). The warrant liability was revalued to $493 (US$375); with a stock price of US$4.24; expected life of 12 months; $nil dividends; 74% volatility based upon historical data; risk-free interest rate of 1.61%; and USD/CAD exchange rate of 1.3148. The loss on the revaluation of the warrant liability for the year ended July 31, 2019 was ($3,730), which is recorded in Revaluation of financial instruments gain/(loss) on the consolidated statements of loss and comprehensive loss.

17. Convertible Debentures

Balance as at July 31, 2019	$-
Issued at amortized, net issuance costs	45,922
Conversion	(20,603)
Interest expense	6,854
Interest paid	(3,205)
Balance as at July 31, 2020	$28,969

$70,000 Private Placement Unsecured Convertible Debentures

On December 5, 2019, the Company closed a $70,000 private placement of convertible debentures. The Company issued a total of $70,000 principal amount of 8.0% unsecured convertible debentures maturing on December 5, 2022 (the "Debentures"). The Debentures are convertible at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $3.16 per share (the "Conversion Price"), subject to adjustment in certain events. The Company may force the conversion of all of the then outstanding Debentures at the Conversion Price at any time after December 7, 2020 and prior to maturity on 30 days' notice if the daily volume weighted average trading price of the common shares of the Company is greater than $7.50 for any 15 consecutive trading days.

At any time on or before December 4, 2020, the Company may repay all, but not less than all, of the principal amount of the Debentures, plus accrued and unpaid interest. Upon maturity, the holders of the Debentures have the right to require the Company to repay any principal amount of their Debentures through the issuance of common shares of the Company in satisfaction of such amounts at a price equal to the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the payment date.

Upon recognition, the Company allocated the gross proceeds first to the discounted gross proceeds of the debentures, which amounted to $46,098. The remaining balance of $23,902, was allocated to the conversion feature, which represents its inherent fair value.

In connection to closing the private placement, the Company incurred costs and fees of $204, which were allocated on a pro rata basis to the convertible debentures and conversion feature in the amounts of $176 and $28, respectively.

26

HEXO Corp. 2020 Consolidated Financial Statements

Early Conversion Inducement

In May 2020, the Company provided notice to all holders of the Debentures of an option to voluntarily convert their Debentures into units of the Company (the "Conversion Units") at a discounted early conversion price of $0.80 (the "Early Conversion Price") calculated based on the 5-day volume weighted average HEXO Corp. market prices (the "VWAP") preceding the announcement. The VWAP unitized data from both the TSX and NYSE. Each Conversion Unit will provide the holder one common share and one half common share purchase warrant (with an exercise price of $1.00 and term of three years).

The early conversion occurred in two phases, the first being on June 10, 2020 followed by the second and final phase June 30, 2020. During phases one and two, $23,595 principal amount, or approximately 34%, and $6,265 principal amount, or approximately 9% of the Debentures were converted under the Early Conversion Price into 29,493,750 and 7,831,250 common shares and 14,746,875 and 3,915,625 common share purchase warrants of HEXO Corp, respectively. In accordance with IAS 32 - Financial Instruments: Presentation, the reduction of the conversion price to induce early conversion resulted in a loss of $54,283 during the year ended July 31, 2020.

The loss is calculated as the difference between the fair value of the consideration the holders received on conversion under the revised terms and the fair value of the consideration the holders would have received under the original terms of the agreement.

On July 31, 2020, there remains $40,140 in principal debentures, the net present value of the debt was $26,600 and the remaining balance of $13,540, was allocated to the conversion feature.

Interest expense for the year ended July 31, 2020 was $6,854. The Company made interest payments of $3,205 in the year ended July 31, 2020. The accrued and unpaid interest as at July 31, 2020 was $202.

18. Lease Liabilities

The following is a continuity schedule of lease liabilities for the year ended July 31, 2020:

$
Balance as at July 31, 2019	-
Adjustment on adoption of IFRS 16 (Note 3)	21,360
Balance as at August 1, 2019	21,360
Lease additions	9,030
Lease payments	(4,341)
Interest expense on lease liabilities	3,067
Balance as at July 31, 2020	29,116
Current portion	4,772
Long-term portion	24,344

The Company's leases consist of administrative real estate leases and a production real estate property. The Company expensed variable lease payments of $3,769 for the year ended July 31, 2020.

The following table is the Company's lease obligations over the next five fiscal years and thereafter as at July 31, 2020:

Fiscal year	2021	2022 - 2023	2024 - 2025	Thereafter	Total
	$	$	$	$	$
Lease obligations	4,737	9,787	8,764	31,082	54,370

19. Term Loan (Revised)

Term Loan

On February 14, 2019, the Company entered into a syndicated credit facility with Canadian Imperial Bank of Commerce ("CIBC") as Sole Bookrunner, Co-Lead Arranger and Administrative Agent and Bank of Montreal as Co-Lead Arranger and Syndication Agent (together "the Lenders"). The Lenders provided the Company with up to $65,000 in secured debt financing at a rate of interest that is expected to average in the mid-to-high 5% per annum range. The credit facility consisted of an up to $50,000 term loan ("Term Loan") and up to a $15,000 in a revolving credit facility ("Revolving Loan"). The credit facility matures in February 14, 2022. The Company may repay the loan without penalty, at any time and the loan is secured against the Company's property, plant and equipment. The Company shall repay at minimum 2.5% of the initial amount drawn each quarter per the terms of the credit facility agreement. On February 14, 2019, the Company received $35,000 on the Term Loan and incurred financing costs of $1,347. The Company had the ability to draw the remaining $15,000 on the Term Loan on or before December 31, 2019, which it did not exercise, as a result, that portion of the facility expired on December 31, 2019.

On January 31, 2020, the Company amended its credit facility which resulted in:

(i) The modification of financial covenants which require the Company to:

i. Maintain a Tangible Net Worth Ratio of not more than 1:00 to 1:00 at all times;

27

HEXO Corp. 2020 Consolidated Financial Statements

ii. Maintain a Cash Balance of more than $15,000 at all times; and

iii. Maintain certain EBITDA requirements (as defined in the Credit Facility Agreement) with respect to each Fiscal Quarter.

(ii) the re-instatement of the $15,000 Term Loan capacity that previously expired un-used on December 31, 2019. In order for the Company to draw on this additional capacity, the Company must be (i) in compliance with its debt covenants; and (ii) achieve net revenue of $28,400 for the quarter ended July 31, 2020. These conditions were not satisfied as at July 31, 2020 and therefore the Term Loan capacity was not drawn upon and is no longer available to the Company.

The Company was in compliance with the revised financial covenants noted above as at July 31, 2020.

On July 31, 2020 the Company was not in compliance with an administrative banking covenant which mandated that the Company not have a Canadian dollar operating bank account with any institution other than the Lenders. The Company was subject to the covenant 90 days after entering the syndicated credit facility on February 14, 2019. The Company received an amendment on October 29, 2020 allowing it to rectify this administrative breach by April 27, 2021.  However, since the amendment was received after July 31, 2020, the Company has classified its Term Loan as a current liability and has revised the applicable comparative information (Note 37) to reflect the same.

During the year ended July 31, 2020, total interest expense and total interest capitalized were $723 (July 31, 2019 - $252) and $896 (July 31, 2019 - $511). Non-cash interest expense relating to the amortization of deferred financing costs was $501 for the year ended July 31, 2020 (July 31, 2019 - $387).

The following table illustrates the continuity schedule of the term loan as at July 31, 2020 and July 31, 2019:

	July 31, 2020	July 31, 2019 (Revised – Note 37)
Term loan	$	$
Opening balance	34,125	-
Additions	-	35,000
Repayments	(3,500)	(875)
Ending balance	30,625	34,125
Deferred financing costs	$	$
Opening balance	(751)	-
Additions	(445)	(1,643)
Adjustments	-	296
Amortization of deferred finance costs	501	596
Ending balance	(695)	(751)
Total term loan	29,930	33,374
Current portion	3,069	3,117
Long-term portion	26,861	30,257

20. Share Capital

(a) Authorized

An unlimited number of common shares and an unlimited number of special shares, issuable in series.

(b) Issued and Outstanding

As at July 31, 2020, a total of 482,465,748 (July 31, 2019 - 256,981,753) common shares were issued and outstanding. No special shares have been issued or are outstanding.

		Number of shares	Share Capital
Balance at July 31, 2019		256,981,753	$799,706
June 2020 at the market offering	(i)	32,942,479	33,263
May 2020 underwritten public offering	(ii)	63,940,000	43,495
April 2020 underwritten public offering	(iii)	59,800,000	22,928
January 2020 registered offering	(iv)	11,976,048	21,073
December 2019 registered offering	(v)	14,970,062	25,229
December 2019 private placement	Note 17	37,325,000	72,005
Options exercised	Note 22	116,532	223
Warrants exercised	Note 21	4,413,874	5,866
Balance at July 31, 2020		482,465,748	$1,023,788

28

HEXO Corp. 2020 Consolidated Financial Statements

(i) June 2020 At-the-market ("ATM") Offering

On June 16, 2020, the Company established an ATM equity program allowing the Company to issue up to $34,500 (or its U.S. dollar equivalent) of common shares to the public. The common shares sold through the ATM program were sold through the TSX, the NYSE and other marketplaces on which the common shares were listed, quoted or otherwise traded, at the prevailing market price at the time of sale. The program closed on July 31, 2020 and a total of approximately $34,551 (after foreign exchange gains) was generated through the issuance of 32,942,479 common shares in the year ended July 31, 2020. On July 31, 2020 a receivable of $883 remained for irrevocable sales which occurred prior to year end and subsequently settled on August 5, 2020, at which time the remaining 979,500 shares were issued. Total issuance costs and broker fees amounted to $1,288.

(ii) May 2020 Underwritten Public Offering

On May 21, 2020 the Company closed an underwritten public offering for total gross proceeds or $57,545 through the issuance of 63,940,000 units at a price of $0.90 per unit. Each unit contained one common share and one half common share purchase warrant (Note 21) at an exercise price of $1.05. The net contribution to share capital, after warrant reserve adjustment, was $46,547 and total issuance costs amounted to $3,052.

(iii) April 2020 Underwritten Public Offering

On April 13, 2020, the Company closed an underwritten public offering in which 59,800,000 units were issued at $0.77 a unit for total gross proceeds of $46,046. Each unit consisted of one common share and one common share purchase warrant (Note 21) at an exercise price of $0.96. The net contribution to share capital after warrant reserve was $25,863 and total issuance costs amounted to $2,936.

(iv) January 2020 Registered Direct Offering

On January 22, 2020, the Company closed a registered direct offering in which 11,976,048 common shares were issued at $USD1.67 each for total gross proceeds of $26,290 (USD$20,000). Investors also received one half a common share purchase warrant for each common share purchased (Note 21) at an exercise price of $USD2.45. The net contribution to share capital, after warrant reserve adjustment, was $22,323 and total issuance costs amounted to $1,250.

(v) December 2019 Registered Direct Offering

On December 31, 2020, the Company closed a registered direct offering in which 14,970,062 common shares were issued at $USD1.67 each for total gross proceeds of $32,411 (USD$25,000). Investors also received one half common share purchase warrant for each common share purchased (Note 21) at an exercise price of $USD2.45.

21. Common Share Purchase Warrants

The following table summarizes warrant activity during the year ended July 31, 2020 and year ended July 31, 2019.

	July 31, 2020		July 31, 2019
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price[2]	warrants	exercise price
Outstanding, beginning of year	29,585,408	$9.95	26,425,504	$4.35
Expired	(15,559,483)	12.25	(531)	-
Assumed and reissued through acquisition[1]	-	-	7,196,164	23.10
Issued	123,905,556	1.24	11,500,000	6.00
Exercised	(4,413,874)	0.97	(15,535,729)	3.61
Outstanding, end of year	133,517,607	$1.90	29,585,408	$9.95

   1 Warrants cancelled and reissued on May 24, 2019, via the acquisition of Newstrike.

  2 USD denominated warrant's exercise price have been converted to the CAD equivalent as at the period end for presentation purposes.

No broker compensation warrants were exercised during the year ended July 31, 2020 (July 31, 2019 - 1,916,527).

The following table summarizes the warrants issued during the years ended July 31, 2020 and July 31, 2019.

Issuance date	Exercise price	Warrants issued/reissued	Expiry period
October 4, 2018	$6.00	11,500,000	3 years
May 24, 2019(1)	$11.84-$27.64	7,196,164	0.73-4.07 years
Total assumed and issued during the year ended July 31, 2019		18,696,164
December 31, 2019	USD$2.45	7,485,032	5 years
January 22, 2020	USD$2.45	5,988,024	5 years
April 13, 2020	$0.96	59,800,000	5 years
May 21, 2020	$1.05	31,970,000	5 years
June 10, 2020	$1.00	14,746,875	3 years
June 30, 2020	$1.00	3,915,625	3 years
Total issued during the year ended July 31, 2020		123,905,556

  1 Warrants acquired and reissued on May 24, 2019, via the acquisition of Newstrike.

The following is a consolidated summary of warrants outstanding as at July 31, 2020 and July 31, 2019.

29

HEXO Corp. 2020 Consolidated Financial Statements

		July 31, 2020	July 31, 2019
	Number outstanding	Book value	Number outstanding	Book value
Classified as Equity		$		$

2018 Equity financing
Exercise price of $5.60 expired January 30, 2020	-	-	10,512,208	5,674
February 2018 financing warrants
Exercise price of $27.64 expired February 16, 2020	-	-	4,413,498	1,331
June 2019 financing warrants
Exercise price of $15.79 expiring June 19, 2023	2,184,540	10,022	2,184,540	9,998
April 2020 underwritten public offering warrants
Exercise price of $0.96 expiring April 13, 2025	56,017,500	18,906	-	-
May 2020 underwritten public offering warrants
Exercise price of $1.05 expiring May 21, 2025	31,410,050	10,805	-	-
Conversion Unit warrants
Exercise price of $1.00 expiring June 10, 2023	14,746,875	11,426	-	-
Exercise price of $1.00 expiring June 30, 2023	3,915,625	1,928	-	-
Broker / Consultant warrants
Exercise price of $20.85 expired February 16, 2020	-	-	264,809	160
Exercise price of $11.84 expired June 19, 2020	-	-	262,021	610
Exercise price of $0.75 expiring November 3, 2021	175,618	78	175,618	78
Exercise price of $0.75 expiring March 14, 2022	94,282	66	94,282	66
Exercise price of $15.79 expiring June 19, 2023	61	-	61	-
Inner Spirit warrants
Exercise price of $15.63 expired July 21, 2020	-	-	71,235	129
Molson warrants
Exercise price of $6.00 expiring October 4, 2021	11,500,000	42,386	11,500,000	42,386
	120,044,551	95,617	29,478,272	60,432
Classified as Liability
2017 secured convertible debenture warrants
Exercise price of USD$0.76 expired November 14, 2019	-	-	107,136	493
USD$25m Registered Direct Offering Warrants
Exercise price of USD$2.45 expiring December 31, 2024	7,485,032	1,917	-	-
USD$20m Registered Direct Offering Warrants
Exercise price of USD$2.45 expiring January 22, 2025	5,988,024	1,533	-	-
	13,473,056	3,450	107,136	493
	133,517,607	99,067	29,585,408	60,925

22. Share-based Compensation

Omnibus Plan

The Company has a share option plan (the "Former Plan"), adopted in July 2017, that was administered by the Board of Directors who established exercise prices and expiry dates. Expiry dates are up to 10 years from issuance, as determined by the Board of Directors at the time of issuance. On June 28, 2018, the Board of Directors put forth a new share option plan (the "Omnibus Plan") which was approved by shareholders on August 28, 2019. Unless otherwise determined by the Board of Directors, options issued under both the Former Plan and Omnibus Plan vest over a three-year period. The maximum number of common shares reserved for issuance for options that may be granted under the Omnibus Plan is 10% of the issued and outstanding common shares or 48,246,574 common shares as at July 31, 2020 (July 31, 2019 - 25,698,175). The Omnibus plan is subject to cash and equity settlement, the Former Plan and Newstrike plan are subject to equity settlements. Options issued prior to July 2018 under the outgoing plan and the options assumed through the acquisition of Newstrike do not contribute to the available option pool reserved for issuance. As of July 31, 2020, the Company had 25,288,328 issued and outstanding under the Omnibus Plan, 4,305,048 issued and outstanding under the Former Plan and 421,327 issued and outstanding under the assumed Newstrike plan.

Stock Options

The following table summarizes stock option activity during the year ended July 31, 2020 and the year ended July 31, 2019.

	July 31, 2020		July 31, 2019
	Number of	Weighted average	Number of	Weighted average
	options	exercise price	options	exercise price
Opening balance	24,288,919	$5.87	14,388,066	$3.02
Granted	11,946,027	1.62	12,693,118	7.27
Acquired and reissued through acquisition[1]	-	-	2,002,365	9.49
Forfeited	(4,582,440)	5.55	(1,226,763)	6.33
Expired	(1,521,271)	9.16	-	-
Exercised	(116,532)	1.15	(3,567,867)	1.20
Closing balance	30,014,703	$4.07	24,288,919	$5.87

30

HEXO Corp. 2020 Consolidated Financial Statements

  1 Stock options acquired and reissued on May 24, 2019, via the acquisition of Newstrike.

The following table summarizes the stock option grants during the years ended July 31, 2020 and July 31, 2019.

		Options granted
Grant date	Exercise price ($)	Executive and directors	Non-executive employees	Total	Vesting terms	Expiry period
September 17, 2018	7.93	650,000	523,500	1,173,500	Terms A	10 years
November 22, 2018	5.92	-	440,000	440,000	Terms A	10 years
December 17, 2018	5.09	74,000	227,500	301,500	Terms A, C	10 years
February 19, 2019	7.13	615,000	626,000	1,241,000	Terms A	10 years
February 21, 2019	7.46	3,333,333	-	3,333,333	Terms D	10 years
March 20, 2019	8.50	325,000	1,077,500	1,402,500	Terms A	10 years
April 17, 2019	8.24	-	1,132,500	1,132,500	Terms A	10 years
July 18, 2019	6.54	650,000	2,768,785	3,418,785	Terms A	10 years
July 26, 2019	5.88	250,000	-	250,000	Terms A	10 years
Total		5,897,333	6,795,785	12,693,118
October 29, 2019	3.30	829,034	2,732,277	3,561,311	Terms B	10 years
January 29, 2020	1.80	-	293,021	293,021	Terms B	10 years
April 28, 2020	0.69	900,000	2,565,322	3,465,322	Terms B	10 years
June 26, 2020	1.02	3,055,025	732,410	3,787,435	Terms B	10 years
July 28, 2020	0.96	-	838,938	838,938	Terms B	10 years
Total		4,784,059	7,161,968	11,946,027

Vesting terms A - One-third of the options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years  thereafter.

Vesting terms B - One-third of the options will vest on each of the one-year anniversaries of the date of grant over a three-year period.

Vesting terms C - 54,000 of the options granted to a director will fully vest 6-months from the grant date.

Vesting terms D - Based upon organizational milestones.

The following table summarizes information concerning stock options outstanding as at July 31, 2020.

Exercise price	Number outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average remaining life (years)
$0.58-$2.69	11,371,022	8.87	2,769,874	6.08
$3.30-$6.54	12,100,157	6.21	6,002,653	7.85
$7.13-$8.50	6,302,656	8.53	1,547,062	8.44
$8.84-$17.37	240,868	1.67	220,285	1.74
	30,014,703		10,539,874

Restricted Share Units ("RSUs")

Under the Omnibus Plan, the Board of Directors is authorized to issue RSUs up to 10% of the issued and outstanding common shares, inclusive of the outstanding stock options. At the time of issuance, the Board of Directors establishes conversion values and expiry dates, which are up to 10 years from the date of issuance. The restriction criteria of the units are at the discretion of the Board of Directors and from time to time may be inclusive of Company based performance restrictions, employee-based performance restrictions or no restrictions to the units.

The following table summarizes RSU activity during the year ended July 31, 2020 and the year ended July 31, 2019.

	July 31, 2020		July 31, 2019
	Units	Value of units	Units	Value of units
Opening balance	-	$-	-	$-
Granted	2,438,548	2.13	-	-
Forfeited	(90,114)	2.94	-	-
Closing balance	2,348,434	$2.10	-	$-

The following table summarizes the RSUs granted during the year ended July 31, 2020. No RSUs were issued in the year ended July 31, 2019.

		RSUs granted
Grant date	Unit value	Executive and directors	Non-executive employees	Vesting terms	Expiry period
October 29, 2019	$0.53 - $1.16	1,428,449	-	Terms A, B	10 years
June 26, 2020	$0.71	1,010,101	-	Terms A	10 years

Vesting terms A - One-third of the units vest on each of the one-year anniversaries for the first three years after the grant date.

31

HEXO Corp. 2020 Consolidated Financial Statements

Vesting terms B - The units vest in full on the third-year anniversary after the grant date.

Share-based Compensation

For the year ended July 31, 2020, the Company realized $31,896 (July 31, 2019 - $29,732), in total share-based compensation (expensed and capitalized), $406 (July 31, 2019 - $nil) of which was derived from RSUs. Share-based compensation is measured at fair value at the date of grant and are expensed over the vesting period (See Note 25 for share-based compensation allocation by expense group). In determining the amount of share-based compensation, the Company used the Black-Scholes-Merton option pricing model to establish the fair value of stock options and RSUs granted at grant date by applying the following assumptions:

	July 31, 2020	July 31, 2019
Exercise price (weighted average)	$6.51	$5.99
Stock price (weighted average)	$6.61	$6.11
Risk-free interest rate (weighted average)	1.79%	2.11%
Expected life (years) of options (weighted average)	5	5
Expected annualized volatility (weighted average)	75%	69%

Volatility was estimated using the average historical volatility of the Company and comparable companies in the industry that have trading history and volatility history.

For the year ended July 31, 2020, the Company allocated to inventory $6,105 (July 31, 2019 - $1,724) of share-based compensation applicable to direct and indirect labour in the cultivation and production process.

The cash-settled share-based compensation liability is presented in Other liabilities. The following table summarizes the Company's equity-settled and cash-settled share-based payments for the year ended July 31, 2020 and 2019.

For the year ended	July 31, 2020	July 31, 2019
Stock option share-based compensation	$31,503	$29,793
RSU share-based compensation	-	-
Total equity-settled share-based compensation	31,503	29,793

RSU share-based compensation	393	-
Total cash-settled share-based compensation	$393	$-

23. Net Loss per Share

The following securities could potentially dilute basic net loss per share in the future but have not been included in diluted loss per share because their effect was anti-dilutive:

Instrument	July 31, 2020	July 31, 2019
Stock Options	29,996,748	24,288,919
RSUs	2,348,434	-
2017 Secured convertible debenture warrants	-	107,136
2018 Equity warrants	-	10,512,208
2018 February 2018 financing warrants	-	4,413,498
2019 June financing warrants	2,184,540	2,184,540
USD$25m registered direct offering warrants	7,485,032	-
USD$20m registered direct offering warrants	5,988,024	-
2020 April underwritten public offering warrants	56,017,500	-
2020 May underwritten public offering warrants	31,410,050	-
Warrants issued under conversion of debentures	18,662,500	-
Joint venture and Inner Spirit issued warrants	11,500,000	11,571,235
Convertible debenture broker/finder warrants	269,961	796,791
	165,862,789	53,874,327

24. Financial Instruments

Market Risk

Interest Risk

The Company has minimal exposure to interest rate risk related to any investments of cash and cash equivalents and its term loan. The Company may invest cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at July 31, 2020, the Company had short-term investments of $nil (July 31, 2019 - $517) and a term loan with a carrying value of $29,930 (July 31, 2019 - 33,374) (Note 19). All interest rates are fixed. An increase or decrease of 1% to the applicable interest rates would not result in a material variance to net loss.

32

HEXO Corp. 2020 Consolidated Financial Statements

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company's level 1 and 2 investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of marketable securities and derivatives held in publicly traded entities is based on quoted market prices, which the shares of the investments can be exchanged for. The Company has early converted $29,860 of the aggregate principal amount of its 8% unsecured convertible debentures (Note 17) which partially mitigates the Company's Price Risk.

There would be no material impact (July 31, 2019 - $340) if the fair value of these financial assets were to increase or decrease by 10% as of July 31, 2020. The price risk exposure as at July 31, 2020 is presented in the table below.

	July 31, 2020	July 31, 2019
	$	$
Financial assets	2,692	16,756
Financial liabilities	(3,450)	(493)
Total exposure	(758)	16,263

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's trade receivables and convertible debentures receivable. As at July 31, 2020, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, and adult use sales are transacted with crown corporations, the Company has limited credit risk.

Cash and cash equivalents and short-term investments are held with four Canadian commercial banks that hold Dun and Bradstreet credit ratings of AA (July 31, 2019 - AA) and $176 is held with a credit union that does not have a publicly available credit rating. The majority of the trade receivables balance is held with crown corporations of Quebec, Ontario and Alberta. Creditworthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss for the year ended July 31, 2020 is $35 (July 31, 2019 - $37).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they have similar credit risk characteristics. They have been grouped based on the days past due.

Credit risk from the convertible debenture receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationship.

The carrying amount of cash and cash equivalents, restricted cash, short-term investments, trade receivables and convertible debentures receivable represents the maximum exposure to credit risk and as at July 31, 2020; this amounted to $211,860 (July 31, 2019 - $194,902).

The following table summarizes the Company's aging of trade receivables as at July 31, 2020 and July 31, 2019:

	July 31,	July 31,
	2020	2019
	$	$
0-30 days	15,253	14,102
31-60 days	2,972	1,826
61-90 days	412	166
Over 90 days	789	3,599
Total	19,426	19,693

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers, which significantly impacts the financial performance of the Company. For the year ended July 31, 2020, the Company's recorded sales to the crown corporation; Société québécoise du cannabis represents 70%, of total applicable periods gross cannabis sales (July 31, 2019 - three crown corporations representing 81%).

The Company holds trade receivables from the crown corporations Société québécoise du cannabis and the Ontario Cannabis Store representing 47% and 25%, respectively of total trade receivables as of July 31, 2020 (July 31, 2019 - 56% and 23%, respectively).

33

HEXO Corp. 2020 Consolidated Financial Statements

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at July 31, 2020, the Company had $184,173 (July 31, 2019 - $139,505) of cash and cash equivalents and short-term investments and $19,426 (July 31, 2019 - $19,693) in trade receivables.

The Company has current liabilities of $82,487 and contractual commitments of $14,741 due before July 31, 2021. The Company's existing cash and cash equivalents, short term investments and trade receivables are expected to provide sufficient liquidity to meet cash outflow requirements over the next twelve months.

The Company's success in executing on its longer-term strategy is dependent upon its ability to fund the repayment of existing borrowings and to generate positive cash flows from operations.  If additional liquidity is required, management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management.

The carrying values of cash and cash equivalents, trade receivables and accounts payable and accrued liabilities approximate their fair values due to their short-term to maturity.

Foreign Currency Risk

On July 31, 2020, the Company holds certain financial assets and liabilities denominated in United States Dollars ("USD") which consist of cash and cash equivalents, and warrant liabilities. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant. The Company closely monitors relevant economic information to minimize its net exposure to foreign currency risk. The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. As at July 31, 2020, approximately $42,981 USD ($57,652) of the Company's cash and cash equivalents was in USD. The Company engaged in several financing events during the year ended July 31, 2020 which resulted in the accumulation of USD cash and cash equivalents (Note 20). A 1% change in the foreign exchange rate would not result in a material change to the unrealized gain or loss on foreign exchange or on the gain or loss on financial instrument revaluation of USD denominated warrants.

25. Operating Expenses by Nature

For the year ended	July 31, 2020	July 31, 2019
Salaries and benefits	$12,202	$6,941
Consulting	7,425	11,186
Professional fees	9,811	8,010
Facilities	6,895	5,670
Selling, general and administrative	14,409	10,282
Travel	2,051	2,633
Share-based compensation	25,790	28,308
Marketing and promotion	12,474	22,308
Amortization of intangible assets	3,939	1,767
Depreciation of property, plant and equipment	6,072	1,747
Total	$101,068	$111,482

The following table summarizes the nature of share-based compensation in the period:

For the year ended	July 31, 2020	July 31, 2019
General and administrative related share-based compensation	$24,650	$26,322
Marketing and promotion related share-based compensation	1,140	1,686
Total operating expense related share-based compensation	25,790	28,008
Share based compensation capitalized to inventory	6,105	1,724
Total share-based compensation	$31,895	$29,732

The following table summarizes the total payroll related wages and benefits by nature in the period:

For the year ended	July 31, 2020	July 31, 2019
General and administrative related wages and benefits	$12,202	$17,975
Marketing and promotion related wages and benefits	5,625	6,162
Research and development related wages and benefits	2,717	1,212
Total operating expense related wages and benefits	20,544	25,349
Wages and benefits capitalized to inventory	21,128	10,905
Total wages and benefits	$41,672	$36,254

26. Related Party Disclosure

Key Management Personnel Compensation

34

HEXO Corp. 2020 Consolidated Financial Statements

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company's operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors.

Compensation provided to key management during the year was as follows:

For the year ended	July 31, 2020	July 31, 2019
Salary and/or consulting fees	$3,069	$3,550
Termination benefits	1,043	470
Bonus compensation	42	481
Stock-based compensation	15,702	16,235
Total	$19,856	$20,736

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Unless otherwise stated, the below granted stock options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter.

On June 26, 2020, the Company granted certain of its directors and executives a total 1,800,000 and 1,255,025, respectively stock options with an exercise price of $1.02. One-third of the stock options will vest on each of the one-year anniversaries of the date of grant over a three-year period. A total of 1,010,101 RSU's were issued on the same date with a unit value of $0.99. The RSUs vest in full on the third-year anniversary after the grant date.

On April 28, 2020, the Company granted certain of its executives a total 900,000 stock options with an exercise price of $0.69. One-third of the stock options will vest on each of the one-year anniversaries of the date of grant over a three-year period.

On October 29, 2019, the Company granted certain of its executives a total of 829,034 stock options and 1,428,449 RSUs with a unit value of $3.30. One-third of the stock options will vest on each of the one-year anniversaries of the date of grant over a three-year period. The RSUs vest in full on the third-year anniversary after the grant date.

On July 26, 2019, the Company granted certain of its executives a total 250,000 stock options with an exercise price of $5.88

On July 18, 2019, the Company granted certain of its executives a total 650,000 stock options with an exercise price of $6.54.

On March 20, 2019, the Company granted certain of its executives a total 325,000 stock options with an exercise price of $8.50.

On February 21, 2019, the Company granted the CEO 3,333,333 stock options with an exercise price of $7.46. Additional to the standard vesting terms as defined in Note 11, is an achievement condition in which vesting may only occur once a volume weighted average trading price of $10 or greater is achieved for a 20-day period prior to a vesting date. All unvested options will carry over and vest if the condition is met at a future vesting date.

On February 19, 2019, the Company granted certain of its executives a total 615,000 stock options with an exercise price of $7.13.

On December 17, 2018, the Company granted certain of its executives a total 74,000 stock options with an exercise price of $5.09. Of which, 54,000 stock options will fully vest at the 6-month anniversary of the grant date.

On September 17, 2018, the Company granted certain executives of the Company a total of 650,000 stock options with an exercise price of $7.93.

Belleville Complex Inc.

On October 31, 2018, the Company acquired a 25% interest in Belleville Complex Inc. ("BCI") with the related party Olegna Holdings Inc., a company owned and controlled by a director of the Company, holding the remaining 75% in BCI. BCI purchased a configured 2,004,000 sq. ft. facility through a $20,279 loan issued by the Company on September 7, 2018, bearing an annual 4% interest rate and interest payable monthly. The loan and all remaining accrued interest were repaid in full during the year ended July 31, 2019.

As part of the initial agreement, the Company will be the anchor tenant for a period of 20 years, with an option to renew for 10 years. On October 22, 2019, the lease agreement was amended to a 15-year anchor tenant period, with an option to renew for 15 years and additional space to rent. The Company has also subleased a portion of the space to Truss Limited Partnership (Note 10). As a result, the lease was reassessed resulting in an addition to the right-of-use asset and lease liability as well as a lease receivable on the sublease component (Note 6).

Consideration for the 25% interest on the joint venture is deemed $nil. The carrying value of BCI as at July 31, 2020 is $nil (July 31, 2019 - $nil).

The Company leases a space in Belleville from a related party BCI, that supports its manufacturing activities and is based in Belleville, Ontario. Under this lease arrangement, the Company incurred $7,511 in lease and operating expenses during the year ended July 31, 2020 (July 31, 2019 - $3,937). This lease liability is recognized on the Company's balance sheet under IFRS 16 (Note 18).

35

HEXO Corp. 2020 Consolidated Financial Statements

Truss LP

The Company owns a 42.5% interest in Truss LP and accounts for the interest as an investment in an associate (Note 10).

The Company subleases section of its Belleville lease to another related party Truss Limited Partnership. This sublease is recognized as a finance lease receivable on the Company's balance sheet (Note 6). The Company recognizes a recovery on its partnership with Truss Limited Partnership in Other receivables and Other income.

Under a Temporary Supply and Services Agreement (“TSSA”) with Truss LP, the Company produces and packages cannabis infused beverages in the CIB Facility (located at the Belleville Facility) and in the Gatineau Facility, an markets and sells beverages for the legal adult-use markets in Canada, in each case subject to the terms of its regulatory approvals and applicable laws, all for its own account and as a stand-lone division of HEXO. As of July 31, 2020, Truss LP intends to apply to be a licensed product of Cannabis, but until the time where Truss LP obtains all regulatory approval required under the Cannabis Act (Canada), the TSSA will remain in place. Under the TSSA, Truss LP will be an exclusive supplier to the Company of all property and all services required to carry on the business, other than specific services which are required to be provided by HEXO. As a result of this arrangement, there is a receivable from Truss of $3,405 at July 31, 2020. During the year, the Company purchased $2,159 of raw materials from Truss LP under the arrangement and received $2,531 of Income.

27. Capital Management

The Company's objectives when managing capital are to (1) safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and (2) maintain an optimal capital structure to reduce the cost of capital.

Management defines capital as the Company's shareholders' equity and interest-bearing debt. The Board of Directors does not establish quantitative return on capital criteria for management. The Company has not paid any dividends to its shareholders. The Company is not subject to any externally imposed capital requirements, with the exception of covenants related to the Company's Term Loan as set out in Note 19.

As at July 31, 2020, total managed capital was $556,676 (July 31, 2019 - $788,712).

28. Commitments and Contingencies

COMMITMENTS

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts.

Some of these contracts have optional renewal terms that the Company may exercise at its option. The annual minimum payments payable under these obligations over the next five fiscal years and thereafter are as follows:

July 31, 2021	$14,741
July 31, 2022	3,666
July 31, 2023	3,444
July 31, 2024	3,444
July 31, 2025	2,450
Thereafter	19,274
$47,019

See Note 18 for recognized contractual commitments regarding the Company's lease obligations under IFRS 16.

Letters of Credit

On August 1, 2019, the Company reissued a preexisting letter of credit with a Canadian financial institution under an agreement with a public utility provider entitling the utility provider to a maximum of $2,581, subject to certain operational requirements. The letter of credit has a one-year expiry from the date of issuance with an autorenewal feature. The Company ended the letter of credit and therefore was not in effect as at July 31, 2020. The letter of credit was not drawn upon. The letter of credit was secured by a combination of the Company's Term Loan (Note 19) and cash held in collateral.

On August 21, 2019, the Company entered into a five-year letter of credit with a Canadian financial institution to provide a maximum of $250 that amortizes $50 annually until its expiry on July 14, 2024. The letter of credit has not been drawn upon as at July 31, 2020. As at July 31, 2020, the letter of credit is secured by a combination of the Company's credit facility (Note 19).

On November 26, 2019, the Company entered into a six-month standby letter of credit with a Canadian financial institution to provide up to a maximum limit of $6,391, reduced by $1,000 on a monthly basis and fully amortized on May 30, 2020. The letter of credit was not been drawn upon and was secured by a combination of the Company's Term Loan (Note 15) and cash held in collateral.

Surety Bond

The Company’s commercial surety bond, which was obtained July 3, 2019, with a North American insurance provider entitling the Company up to a maximum of $4,500 expired July 3, 2020. The bond bore a premium at 0.3% annually. The Company had obtained the surety bond as required under the Canada Revenue Agency’s (“CRA”) excise tax laws for the transporting of commercial goods throughout Canada. On April 4, 2020 the surety bond expired. The Company renegotiated the surety amount with the CRA on July 14, 2020 and as at July 31, 2020 the Company had until August 31, 2020 to provide a deposit in the amount of $1,657. Payment was made subsequent to the period on August 19, 2020.

CONTINGENCIES

The Company may be, from time to time, subject to various administrative and other legal proceedings arising in the ordinary course of business.  Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated.

As of July 31, 2020, the Company is named as a defendant in securities class actions that have been filed in superior courts of the provinces of Quebec and Ontario and in the Supreme Court of the State of New York and the U.S. District Court for the Southern District of New York.  One or more of the Company's current and/or former officers and directors, and/or certain underwriters of past public offerings by the Company, are also named as defendants in certain of the actions. The lawsuits assert causes of action under Canadian and U.S. securities legislation and at common law, in connection with statements made by the defendants that are alleged to have been materially false and/or misleading statements and their alleged failure to disclose material adverse facts. The alleged misrepresentations relate to, among other things, the Company's forward-looking information, including but not limited to the Company's forecast revenues for Q4 2019 and fiscal 2020, its inventory, "channel stuffing" and the Company's supply agreement with the Province of Quebec. As at the date hereof, the amounts claimed for damages in each of these actions have not been quantified. These actions are in a preliminary stage and have not yet been certified as class actions.

36

HEXO Corp. 2020 Consolidated Financial Statements

While the Company cannot predict the outcome of the actions discussed above, it intends to assert all available defences and vigorously defend these proceedings. Defending litigation, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. Further, the Company's underwriting agreement with the underwriters contains contractual indemnification provisions that may require the Company to indemnify the underwriters with respect to the claims against them and their legal costs of defending the actions. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position, and the limits of available insurance may be insufficient to cover our eventual liability.

On January 24, 2020, the Company was served with a statement of claim commenced by a vendor in respect of a supply agreement that was purportedly entered into between UP Cannabis and the vendor prior to the Company's acquisition of Newstrike on May 24, 2019. The statement of claim filed against the Company is seeking payment of invoices alleged to be owing. In response, the Company filed a statement of defence and counterclaim on February 26, 2020. The supply agreement purports to contemplate that the Company would purchase certain cannabis products until February 2020. The Company intends to vigorously defend itself against such claim and intends to actively advance its counterclaim which alleges, among other things, that the supply agreement is void as it was entered into in bad faith.

On June 18, 2020, the Company was named as a defendant in a proposed consumer protection class action filed in the Court of Queens' Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products' labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.

ONEROUS CONTRACT

During the year ended July 31, 2020, the Company recognized a $4,763 onerous contract provision related to a fixed price supply agreement for the supply of certain cannabis products. The supply agreement is currently the subject of legal proceedings as disclosed above. The costs and purchase obligations under the contract exceed the economic benefits expected to be received. The related loss has been included in Other gains and losses.

29. Fair Value of Financial Instruments

The carrying values of the financial instruments as at July 31, 2020 are summarized in the following table:

			Financial liabilities
	Amortized		designated as
	cost	FVTPL	as FVTPL	Total
Assets	$	$	$	$
Cash and cash equivalents	184,173	-	-	184,173
Restricted funds	8,261	-	-	8,261
Trade receivables	19,426	-	-	19,426
Commodity taxes recoverable and other receivables	16,773	-	-	16,773
Lease receivable - long term	3,865	-	-	3, 865
Long - term investments	-	3,209	-	3,209
Liabilities	$	$	$	$
Accounts payable and accrued liabilities	32,451	-	-	32,451
Warrant liability	-	3,450	-	3,450
Lease liability - current	4,772	-	-	4,772
Lease liability - long term	24,344	-	-	24,344
Convertible debentures	28,969	-	-	28,969
Term loan	29,930	-	-	29,930
Other long-term liabilities	-	-	393	393

The carrying values of the financial instruments as at July 31, 2019 are summarized in the following table:

37

HEXO Corp. 2020 Consolidated Financial Statements

			Financial liabilities
	Amortized		designated
	cost	FVTPL	as FVTPL	Total
Assets	$	$	$	$
Cash and cash equivalents	113,568	-	-	113,568
Restricted funds	22,350	-	-	22,350
Short-term investments	25,937	-	-	25,937
Trade receivables	19,693	-	-	19,693
Commodity taxes recoverable and other receivables	15,247	-	-	15,247
Convertible debenture receivable	-	13,354	-	13,354
Long term investments	-	14,277	-	14,277
Liabilities	$	$	$	$
Accounts payable and accrued liabilities	45,581	-	-	45,581
Warrant liability	-	493	-	493
Deferred rent liability	946	-	-	946
Term loan	33,374	-	-	33,374

The carrying values of cash and cash equivalents, restricted funds, short term investments, trade and other receivables, lease receivables, accounts payable and accrued liabilities, lease liabilities and term loan approximate their fair values due to their relatively short periods to maturity.

30. Non-Controlling Interest

The following table summarizes the information relating to the Company's interests in Neal Up Brands Inc. and KIT, before intercompany eliminations.

	July 31, 2020	July 31, 2019
	KIT	Neal Up Brands Inc.
Current assets	$-	$2,500
Non-current assets	7,455	-
Current liabilities	-	-
Non-current liabilities	-	-
Non-controlling interest (%)	40%	40%
Non-controlling interest	$3,379	$1,000

The Company holds a 60% interest in KIT which is intended to principally operate out of Belleville Facility, and the remaining 40% represents the non-controlling interest held by Chroma Global Technologies Ltd (the "Partner") in the entity. Under the terms of the shareholder agreement, the Company has contributed cash of $4,075 (USD3,100), subject to foreign exchange rates. The non-controlling interest value of $3,379 represents the value of the Partners contribution in kind for their respective equity interest in the entity. KIT had no revenues or expenses during the year ended July 31, 2020.

Neal Up Brands Inc. has limited operations and during the year ended July 31, 2019, the current assets represent cash held in escrow by a third party. During the year ended July 31, 2020 the cash held in escrow was released back to the partners and the entity is in the process of being dissolved. Neal Up Brands Inc. had no revenues or expenses during the year ended July 31, 2020.

31. Revenue from Sale of Goods

The Company disaggregated it's revenues from the sale of goods between sales of cannabis beverages ("Cannabis beverage sales") and dried flower, vapes, and other cannabis products ("Cannabis sales excluding beverages"). The Company's cannabis beverage sales are derived from the Cannabis Infused Beverage ("CIB") line, which was established in order to manufacture, produce and sell cannabis beverage products. CIB division operates under the Company's cannabis licensing and in compliance with Health Canada and the Cannabis Act's regulations. The Company has assessed the beverage revenue stream to be realized by the Company and presented on a gross basis as defined under IFRS 15 (see Note 3). The Company will continue to operate CIB until Truss has obtained its independent licensing to manufacture and sell cannabis products, at which point these operations will shift to Truss.

For the year ended			July 31, 2020			July 31, 2019
Revenue stream	Cannabis sales excluding beverages	Cannabis beverage sales	Total	Cannabis sales excluding beverages	Cannabis beverage sales	Total
	$	$	$	$	$	$
Retail	101,712	2,851	104,563	53,968	-	53,968
Medical	3,299	-	3,299	5,288	-	5,288
Wholesale	996	-	996	-	-	-
International	1,291	-	1,291	-	-	-
Total revenue from sale of goods	107,298	2,851	110,149	59,256	-	59,256

38

HEXO Corp. 2020 Consolidated Financial Statements

Total revenue from the sale of goods is presented net of provisions for sales returns and price concessions. During the year ended July 31, 2020, the Company incurred $6,942 (July 31, 2019 - $3,811) of sales provisions and price concessions.

32. Segmented Information

The Company operates in one operating segment. All property, plant and equipment and intangible assets are located in Canada.

33. Restructuring Provision

$
Balance payable as at July 31, 2019	-
Total restructuring costs	4,767
Less: payments made	(4,737)
Balance payable as at July 31, 2020	30

During the year ended July 31, 2020, restructuring efforts were undertaken to right size the Company. These expenses amounted to $4,767 and consisted of consulting services, severance and other payroll related termination costs.

34. Operating Cash Flow

The following items comprise the Company's operating cash flow activity for the periods herein.

For the year ended	Note	July 31, 2020	July 31, 2019
		$	$
Items not affecting cash
Income tax recovery		(6,023)	(18,213)
Depreciation of property, plant and equipment		6,072	1,747
Depreciation of property, plant and equipment in cost of sales		3,567	-
Amortization of intangible assets		3,939	1,767
Loss/(gain) on convertible debentures		4,806	(1,737)
Unrealized gain on changes in fair value of biological assets		(29,356)	(38,856)
Unrealized fair value adjustment on investments		12,880	315
Amortization of deferred financing costs		56	596
Accrued interest income		9,921	(397)
Gain on investment		(24)	-
Loss on induced conversion of debenture		54,283	-
License depreciation and prepaid royalty expenses		389	117
Write-off of inventory and biological assets		5,055	-
Write down of inventory to net realizable value		68,319	19,335
Realized fair value amounts on inventory sold		40,910	16,357
Loss from investment in associate and joint ventures		6,331	2,964
Share-based compensation	25	25,790	28,944
Revaluation of financial instruments (gain)/loss		(6,533)	3,730
Impairment losses		299,484	-
Loss on onerous contract		4,763	-
Loss on disposal of property, plant and equipment		3,855	-
Total items not affecting cash		508,484	16,669

Changes in non-cash operating working capital items
Trade receivables		267	(17,845)
Commodity taxes recoverable and other receivables		(784)	(6,425)
Prepaid expenses		5,717	(4,927)
Inventory		(100,492)	(90,748)
Biological assets		28,493	37,108
Accounts payable and accrued liabilities		6,623	6,630
Excise taxes payable		3,627	3,494
Deferred rent liability		-	946
Total non-cash operating working capital		(56,549)	(71,767)

39

HEXO Corp. 2020 Consolidated Financial Statements

Additional supplementary cash flow information is as follows:

For the year ended	July 31, 2020	July 31, 2019
	$	$
Property, plant and equipment in accounts payable	19,751	21,265
Right-of-use asset additions	24,405	-
Capitalized borrowing costs	2,385	511
Interest paid	2,527	252

35. Comparative Information

The Company has reclassified Impairment loss on inventory within Cost of goods sold, to conform with the current presentation. The amount is disclosed in Note 8.

36. Income Taxes

Income tax expense recognized in comprehensive loss consists of the following components:

	July 31, 2020	July 31, 2019
Current tax for the year	$-	$-
Adjustments of previous years	-	-
Total	$-	$-

Components of deferred income tax expense (recovery):

	July 31, 2020	July 31, 2019
Origination and reversal of temporary differences	$(98,141)	$(13,007)
Difference between statutory tax rate and deferred tax rate	2,555	172
Change in temporary difference for which no deferred tax assets are recorded	89,563	(5,378)
Deferred income tax recovery	$(6,023)	$(18,213)

The Company's expected tax rate is different from the combined federal and provincial income tax rate in Canada. These differences result from the following elements:

	July 31, 2020	July 31, 2019
Expected tax rate	26.54%	26.64%
Earnings before income taxes	$(552,512)	$(87,281)

Expected tax benefit resulting from loss	(146,637)	(23,252)

Adjustments for the following items:
Tax rate differences	2,555	172
Permanent differences	48,965	9,973
Change in temporary differences for which no tax assets are recorded	89,563	(5,770)
True up and other	(469)	664
	$(6,023)	$(18,213)

The following is a reconciliation of the deferred tax assets and liabilities recognized by the Company:

	Opening	Recognized in	Recognized in	Ending
	August 1, 2019	income	equity	July 31, 2020
	$	$	$	$
Taxable temporary differences	6,858	3,557	-	10,415
Biological assets	(1,514)	184	-	(1,330)
Inventory	(2,920)	(2,168)	-	(5,088)
Loss carryforward	23,369	(23,369)	-	-
Share issue costs	721	(721)	-	-
Intangible assets	(32,537)	28,540	-	(3,997)
Net deferred tax asset (liability)	(6,023)	6,023	-	-

	Opening	Recognized in	Recognized in	Ending
	August 1, 2018	income	goodwill	July 31, 2019
	$	$	$	$
Taxable temporary differences	(117)	7,195	(200)	6,858
Biological assets	(458)	(764)	(292)	(1,514)
Inventory	(1,432)	(930)	(559)	(2,920)
Loss carryforward	2,007	14,058	7,304	23,369
Share issue costs	-	(1,003)	1,724	721
Intangible assets	-	(344)	(32,193)	(32,537)
Net deferred tax asset (liability)	-	18,212	(24,236)	(6,023)

Deferred income taxes reflect the impact of loss carryforwards and of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. At July 31, 2020 deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

40

HEXO Corp. 2020 Consolidated Financial Statements

	July 31, 2020	July 31, 2019
	$	$
Losses carried forward	255,635	5,898
Research and development expenditures	669	266
Fixed Assets, intangibles and other assets	84,482	-
Share issue costs	22,599	8,612
	363,385	14,776

The Company has approximated non-capital losses available to reduce future years' federal and provincial taxable income which expires as follows:

$
2025	187
2026	199
2027	279
2028	236
2029	257
2030	205
2031	291
2032	781
2033	473
2034	1,547
2035	3,601
2036	6,389
2037	14,100
2038	37,111
2039	51,142
2040	132,646
249,444

HEXO Corp. 2020 Consolidated Financial Statements

37. Revision of Comparative Information

During the reporting period, the Company determined that an administrative banking covenant related to the Term loan (Note 19) was not satisfied. This covenant mandated that the Company not have a Canadian dollar operating bank account with any institution other than the Lenders. The Company was subject to the covenant 90 days after entering the syndicated credit facility on February 14, 2019. On October 29, 2020, the Company obtained an amendment from the Lenders to discharge the Company of related historical recourse and rectify the breach by April 27, 2021. As the amendment was obtained after July 31, 2020, the term loan has been presented current for the year ended July 31, 2020 (Note 19).

As the Company was in breach of this administrative covenant in the prior year as well, comparative financial information has been revised to reflect the term loan as a current liability (previously reported as a non-current liability).

42